Exhibit 99.2

Second Quarter Report

MANAGEMENT'S DISCUSSION & ANALYSIS

2023

WHEATON™
PRECIOUS METALS

Management’s Discussion and Analysis of Results of Operations and Financial Condition for the Three and Six Months Ended June 30, 2023

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with Wheaton Precious Metals Corp.’s (“Wheaton” or the “Company”) unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2023 and related notes thereto which have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board. In addition, the following should be read in conjunction with the 2022 audited consolidated financial statements, the related MD&A and the 2022 Annual Information Form as well as other information relating to Wheaton on file with the Canadian securities regulatory authorities and on SEDAR+ at www.sedarplus.ca. Reference to Wheaton or the Company includes the Company’s wholly-owned subsidiaries. This MD&A contains “forward-looking” statements that are subject to risk factors set out in the cautionary note contained on page 45 of this MD&A as well as throughout this document. All figures are presented in United States dollars unless otherwise noted. This MD&A has been prepared as of August 10, 2023.

Table of Contents

Operational Overview	4

Highlights	5

Outlook	6

Mineral Stream Interests	7

Long-Term Equity Investments	10

Quarterly Financial Review [1]	14

Results of Operations and Operational Review	15

Liquidity and Capital Resources	26

Share Capital	32

Financial Instruments	32

Future Changes to Accounting Policies	33

Non-IFRS Measures	34

Subsequent Events	38

Controls and Procedures	38

Attributable Reserves and Resources	39

Cautionary Note Regarding Forward-Looking Statements	45

WHEATON PRECIOUS METALS 2023 2ND QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [2]

Overview

Wheaton Precious Metals Corp. is a precious metal streaming company which generates its revenue primarily from the sale of precious metals (gold, silver and palladium) and cobalt. The Company is listed on the New York Stock Exchange (“NYSE”), the Toronto Stock Exchange (“TSX”) and the London Stock Exchange (“LSE”) and trades under the symbol WPM.

As of June 30, 2023, the Company has 29 long-term purchase agreements (three of which are early deposit agreements), with 23 different mining companies, for the purchase of precious metals and cobalt (“precious metal purchase agreements” or “PMPA”) relating to 19 mining assets which are currently operating, 13 which are at various stages of development and 4 which have been placed in care and maintenance or have been closed, located in 13 countries. Pursuant to the PMPAs, Wheaton acquires metal production from the counterparties for an initial upfront payment plus an additional cash payment for each ounce or pound delivered which is fixed by contract, generally at or below the prevailing market price. Attributable metal production as referred to in this MD&A is the metal production to which Wheaton is entitled pursuant to the various PMPAs. During the three months ended June 30, 2023, the per ounce price paid by the Company for the metals acquired under the agreements averaged $461 for gold, $5.01 for silver, $261 for palladium and $3.02 per pound for cobalt. The primary drivers of the Company’s financial results are the volume of metal production at the various mining assets to which the PMPAs relate and the price realized by Wheaton upon the sale of the metals received. Throughout this MD&A, the production and sales volume of gold, silver and palladium are reported in ounces, while cobalt is reported in pounds.

WHEATON PRECIOUS METALS 2023 2ND QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [3]

Operational Overview

	Q2 2023	Q2 2022	Change	YTD 2023	YTD 2022	Change
Units produced
Gold ounces	85,083	66,442	28.1%	158,102	144,496	9.4%
Silver ounces	4,417	6,500	(32.0)%	9,513	12,675	(24.9)%
Palladium ounces	3,880	3,899	(0.5)%	7,585	8,387	(9.6)%
Cobalt pounds	152	136	11.3%	276	371	(25.6)%
Gold equivalent ounces [2]	147,699	155,932	(5.3)%	291,700	320,843	(9.1)%
Units sold
Gold ounces	75,294	84,337	(10.7)%	137,899	162,238	(15.0)%
Silver ounces	4,437	5,848	(24.1)%	8,186	11,401	(28.2)%
Palladium ounces	3,392	3,378	0.4%	6,338	7,453	(15.0)%
Cobalt pounds	265	225	17.8%	588	736	(20.1)%
Gold equivalent ounces [2]	138,835	165,766	(16.2) %	256,218	324,847	(21.1)%
Change in PBND and Inventory [3]
Gold ounces	5,812	(22,035)	(27,847)	12,689	(25,658)	(38,347)
Silver ounces	(755)	(259)	496	(304)	(597)	(293)
Palladium ounces	371	732	361	1,024	637	(387)
Cobalt pounds	(123)	(98)	25	(330)	(390)	(60)
Gold equivalent ounces [2]	(4,872)	(25,675)	(20,803)	6,392	(36,737)	(43,129)
Per unit metrics
Sales price
Gold per ounce	$1,986	$1,872	6.1%	$1,949	$1,871	4.2%
Silver per ounce	$24.13	$22.27	8.4%	$23.55	$23.21	1.5%
Palladium per ounce	$1,438	$2,132	(32.5)%	$1,517	$2,246	(32.5)%
Cobalt per pound	$13.23	$34.01	(61.1)%	$14.22	$34.43	(58.7)%
Gold equivalent per ounce [2]	$1,909	$1,827	4.5%	$1,871	$1,878	(0.4)%
Cash costs [4]
Gold per ounce [4]	$461	$465	0.9%	$477	$470	(1.5)%
Silver per ounce [4]	$5.01	$5.61	10.7%	$5.04	$5.36	6.0%
Palladium per ounce [4]	$261	$408	36.0%	$277	$400	30.8%
Cobalt per pound [4,5]	$3.20	$6.86	53.4%	$3.25	$6.09	46.6%
Gold equivalent per ounce [2,4]	$422	$452	6.6%	$432	$446	3.1%
Cash operating margin [4]
Gold per ounce [4]	$1,525	$1,407	8.4%	$1,472	$1,401	5.1%
Silver per ounce [4]	$19.12	$16.66	14.8%	$18.51	$17.85	3.7%
Palladium per ounce [4]	$1,177	$1,724	(31.7)%	$1,240	$1,846	(32.8)%
Cobalt per pound [4]	$10.03	$27.15	(63.1)%	$10.97	$28.34	(61.3)%
Gold equivalent per ounce [2,4]	$1,487	$1,375	8.1%	$1,439	$1,432	0.5%
Total revenue	$264,972	$302,922	(12.5)%	$479,437	$610,166	(21.4)%
Gold revenue	$149,511	$157,842	(5.3)%	$268,708	$303,517	(11.5)%
Silver revenue	$107,081	$130,228	(17.8)%	$192,758	$264,560	(27.1)%
Palladium revenue	$4,879	$7,203	(32.3)%	$9,614	$16,736	(42.6)%
Cobalt revenue	$3,501	$7,649	(54.2)%	$8,357	$25,353	(67.0)%
Net earnings	$141,448	$149,074	(5.1)%	$252,839	$306,542	(17.5)%
Per share	$0.312	$0.330	(5.5)%	$0.559	$0.679	(17.7)%
Adjusted net earnings [4]	$142,584	$149,285	(4.5)%	$247,015	$307,292	(19.6)%
Per share [4]	$0.315	$0.331	(4.8)%	$0.546	$0.681	(19.8)%
Operating cash flows	$202,376	$206,359	(1.9)%	$337,482	$416,899	(19.0)%
Per share [4]	$0.447	$0.457	(2.2)%	$0.746	$0.924	(19.3)%
Dividends paid [6]	$67,938	$67,708	0.3%	$135,848	$135,396	0.3%
Per share	$0.15	$0.15	0.0%	$0.30	$0.30	0.0%

1)	All amounts in thousands except gold and palladium ounces produced and sold, per ounce amounts and per share amounts.
2)	Please refer to the tables on pages 16, 17, 20 and 21 for further information on the methodology of converting production and sales volumes to gold-equivalent ounces (“GEOs”).
3)

Represents the increase (decrease) in payable ounces produced but not delivered (“PBND”) relative to the various mines that the Company derives precious metal from and, for cobalt, the increase (decrease) of payable pounds PBND and inventory on hand. Payable units PBND will be recognized in future sales as they are delivered to the Company under the terms of their contracts. Payable ounces PBND to Wheaton is expected to average approximately two to three months of annualized production for both gold and palladium and two months for silver but may vary from quarter to quarter due to a number of factors, including mine ramp-up and the timing of shipments.[1]

4)	Refer to discussion on non-IFRS measures beginning on page 34 of this MD&A.
5)

Cash cost per pound of cobalt sold during the second quarter of 2023 was net of a previously recorded inventory write-down of $0.5 million (six months - $1.5 million), resulting in a decrease of $1.81 per pound of cobalt sold (six months - $2.57 per pound sold). The Company reflects the cobalt inventory at the lower of cost and net realizable value and will continue to monitor the market price of cobalt relative to the carrying of the inventory at each reporting period.

6)	Dividends declared in the referenced calendar quarter, relative to the financial results of the prior quarter.

[1]

Statements made in this section contain forward-looking information with respect to forecast ounces produced but not yet delivered and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

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Highlights

Operations

●	For the three months ended June 30, 2023, relative to the comparable period of the prior year:

¡

Production amounted to 147,700 gold equivalent ounces (“GEOs”), an increase of 3% relative to the first quarter of 2023 and a decrease of 5% relative to the comparable period of the prior year, with gold production increasing 28% relative to Q2 2022 due primarily to improved performance at Salobo offset by a 32% decrease in silver production primarily due to the divestment of the Yauliyacu and Keno Hill PMPAs and an ongoing labour strike at the Peñasquito mine which began on June 8, 2023.

¡

Sales volumes amounted to 138,835 GEO’s, an increase of 18% relative to the first quarter of 2023 and a decrease of 16% relative to the comparable period of the prior year, with the year-over-year variance being primarily due to the relative changes in PBND.

¡

Revenue amounted to $265 million (56% gold, 41% silver, 2% palladium and 1% cobalt), with the $38 million decrease being primarily due to lower sales volumes, partially offset by a 4% increase in realized commodity prices.

¡	Gross margin amounted to $152 million, with the $10 million decrease being driven by the lower revenue, partially offset by a lower cost of sales.

¡	Net earnings amounted to $141 million, a decrease of $8 million.

¡	Adjusted net earnings amounted to $143 million, with the $7 million decrease being due primarily to the lower gross margin, partially offset by higher interest income.

¡

Operating cashflow amounted to $202 million, with the $4 million decrease being due primarily to the lower sales volumes, partially offset by higher interest income coupled with the timing of the payout of the Company’s performance share units (PSUs).

●	For the six months ended June 30, 2023 relative to the comparable period of the prior year:

¡

Production amounted to 291,700 GEOs, a decrease of 9%, primarily due to cessation of production from Yauliyacu, 777 and Keno Hill, the mining of lower grade material at Antamina and a labour strike at the Peñasquito mine which began on June 8, 2023, partially offset by higher production at Salobo.

¡

Revenue amounted to $479 million (56% gold, 40% silver, 2% palladium and 2% cobalt), with the $131 million decrease being primarily due to a 21% decrease in sales volumes resulting from the lower production and relative changes in PBND.

¡	Gross margin amounted to $269 million, with the $73 million decrease being driven by the lower sales volumes.

¡	Net earnings amounted to $253 million, a decrease of $54 million.

¡	Adjusted net earnings amounted to $247 million, with the $60 million decrease being due primarily to the lower gross margin, partially offset by higher interest income.

¡	Operating cashflow amounted to $337 million, with the $79 million decrease being due primarily to the lower sales margins, partially offset by higher interest income.

●	On August 10, 2023, the Board of Directors declared a dividend in the amount of $0.15 per common share.

Corporate Development

●	On May 16, 2023, the Company announced that it had entered into a PMPA with Lumina Gold Corp., (“Lumina”) in respect to the Cangrejos Project (“Cangrejos”) located in Ecuador.

●	On June 14, 2023, the Company amended the Blackwater Gold PMPA, increasing the amount of attributable gold it is entitled to under the contract.

Other

●	During the second quarter of 2023:

¡	The Company made two quarterly dividend payments totaling $131 million.

¡

The Company made total upfront cash payments of $89 million relative to the mineral stream interests consisting of a $31 million payment relative to the Goose PMPA, a $35 million payment to Artemis for the Blackwater Silver PMPA, a $10 million payment to Artemis for the Blackwater Gold PMPA and a $12 million payment to Lumina for the Cangrejos PMPA.

WHEATON PRECIOUS METALS 2023 2ND QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [5]

¡

B2Gold Corp. (“B2Gold”) completed its acquisition of all the issued and outstanding common shares of Sabina Gold & Silver Corp. (“Sabina”), and in conjunction with this acquisition, B2Gold exercised the option to acquire 33% of the stream under the Goose PMPA in exchange for a cash payment in the amount of $46 million, resulting in a gain on partial disposal of the Goose PMPA in the amount of $5 million.

Outlook1

Wheaton’s estimated attributable production in 2023 is forecast to be 320,000 to 350,000 ounces of gold, 20.0 to 22.0 million ounces of silver, and 22,000 to 25,000 gold equivalent ounces (“GEOs”) of other metals, resulting in production of approximately 600,000 to 660,000 GEOs2, unchanged from previous guidance. Due to the suspension of the Peñasquito mine as a result of the ongoing labour dispute and the Company’s inability to forecast when it will be resolved, Wheaton now expects its full-year production to have a slightly higher weighting toward gold. Assuming the dispute is resolved and operations resume by the end of the third quarter of 2023, the Company still expects to achieve its total GEO guidance of approximately 600,000 to 660,000 GEOs1,2. For the five-year period ending in 2027, the Company estimates that average annual production will amount to 810,000 GEOs2, while for the ten-year period ending in 2032, the Company estimates that average annual production will amount to 850,000 GEOs2, also unchanged from previous guidance.

From a liquidity perspective, the $829 million of cash and cash equivalents as at June 30, 2023 combined with the liquidity provided by the available credit under the $2 billion revolving term loan (“Revolving Facility”) and ongoing operating cash flows positions the Company well to fund all outstanding commitments and known contingencies as well as providing flexibility to acquire additional accretive mineral stream interests.

[1]

Statements made in this section contain forward-looking information with respect to forecast production, funding outstanding commitments and continuing to acquire accretive mineral stream interests and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

2 Gold equivalent forecast production for 2023 and the longer-term outlook are based on the following commodity price assumptions: $1,850 / ounce gold, $24 / ounce silver, $1,800 ounce palladium, $1,100 / ounce platinum and $18.75 / pound of cobalt. Other metal includes palladium, platinum and cobalt. 2023 Guidance assumes the resumption of production at Peñasquito before the end of Q3 2023. Five- and ten-year guidance do not include optionality production from Pascua Lama, Navidad, Cotabambas, Metates or additional expansions at Salobo outside of the Salobo III mine expansion project. In addition, five-year guidance also does not include any production from Kutcho, or the Victor project at Sudbury. Ounces produced represent the quantity of silver, gold, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions.

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Mineral Stream Interests1

The following table summarizes the mineral stream interests currently owned by the Company:

Mineral Stream Interests	Mine Owner ¹	Location¹	Attributable Production		Per Unit Production Payment [2,3]	Total Upfront Consideration Paid to Date ³	Cash Flow Generated to Date ³	Units Received & Sold to Date ³	Q2-2023 Inventory & PBND [3,4]	Term ¹	Date of Original Contract

Gold

Salobo	Vale	BRA	75%		$420	$3,059,360	$ 1,975,164	1,848,176	50,262	LOM	28-Feb-13

Sudbury [5]	Vale	CAN	70%		$400	623,572	273,471	268,623	12,453	20 years	28-Feb-13

Constancia	Hudbay	PER	50%		$416	135,000	170,480	145,480	3,221	LOM	8-Aug-12

San Dimas	FM	MEX	variable [6]		$631	220,000	229,171	217,094	2,798	LOM	10-May-18

Stillwater [7]	Sibanye	USA	100%		18% of spot	237,880	75,365	55,458	4,734	LOM	16-Jul-18

Other						584,956	233,391	236,958	1,823

Minto	MNTO	CAN	100% [8]		50%² of spot					LOM	20-Nov-08

Copper World	Hudbay	USA	100%		$450					LOM	10-Feb-10

Marmato [9]	Aris	CO	10.5%	[9]	18% of spot					LOM	5-Nov-20

Santo Domingo	Capstone	CHL	100%	[10]	18% of spot					LOM	24-Mar-21

Fenix	Rio2	CHL	6%	[11]	18% of spot					LOM	15-Nov-21

Blackwater	Artemis	CAN	8%	[12]	35% of spot					LOM	13-Dec-21

Curipamba	Adventus	ECU	50%	[13]	18% of spot					LOM	17-Jan-22

Marathon	Gen Mining	CAN	100%	[14]	18% of spot					LOM	26-Jan-22

Goose	B2Gold	CAN	2.78%	[15]	18% of spot					LOM	08-Feb-22

Cangrejos	Lumina	ECU	6.6%	[16]	18% of spot					LOM	16-May-23

						$4,860,768	$2,957,042	2,771,789	75,291

Silver

Peñasquito	Newmont	MEX	25%		$4.43	$485,000	$ 1,371,559	79,192	405	LOM	24-Jul-07

Antamina	Glencore	PER	33.75%	[17]	20% of spot	900,000	649,798	42,339	446	LOM	3-Nov-15

Constancia	Hudbay	PER	100%		$6.14	294,900	206,495	16,109	159	LOM	8-Aug-12

Other						644,587	1,303,041	61,060	257

Los Filos	Equinox	MEX	100%		$4.60					25 years	15-Oct-04

Zinkgruvan	Lundin	SWE	100%		$4.60					LOM	8-Dec-04

Stratoni	Eldorado	GRC	100%		$11.54					LOM	23-Apr-07

Neves-Corvo	Lundin	PRT	100%		$4.46					50 years	5-Jun-07

Aljustrel	Almina	PRT	100%	[18]	50% of spot					50 years	5-Jun-07

Minto	MNTO	CAN	100%		$4.39					LOM	20-Nov-08

Pascua-Lama	Barrick	CHL/ARG	25%		$3.90					LOM	8-Sep-09

Copper World	Hudbay	USA	100%		$3.90					LOM	10-Feb-10

Navidad	PAAS	ARG	12.5%		$4.00					LOM	n/a [19]

Marmato [9]	Aris	CO	100%	[9]	18% of spot					LOM	5-Nov-20

Cozamin	Capstone	MEX	50%	[20]	10% of spot					LOM	11-Dec-20

Blackwater	Artemis	CAN	50%	[12]	18% of spot					LOM	13-Dec-21

Curipamba	Adventus	ECU	75% [13]		18% of spot					LOM	17-Jan-22

						$2,324,487	$3,530,893	198,700	1,267

Palladium

Stillwater [7]	Sibanye	USA	4.5% [21]		18% of spot	$262,120	$141,567	90,207	6,122	LOM	16-Jul-18

Platinum

Marathon	Gen Mining	CAN	22% [14]		18% of spot	$9,367	$-	-	-	LOM	26-Jan-22

Cobalt

Voisey’s Bay	Vale	CAN	42.4% [22]		18% of spot	$390,000	$40,685	2,512	560	LOM	11-Jun-18

Total						$7,846,742	$6,670,187

1)

Abbreviations as follows: FM = First Majestic Silver Corp; MNTO = Minto Metals Corp.; PAAS = Pan American Silver Corp; ARG = Argentina; BRA = Brazil; CAN = Canada; CHL = Chile; CO = Colombia; ECU = Ecuador; GRC = Greece; MEX = Mexico; PER = Peru; PRT = Portugal; SWE = Sweden; USA = United States; and LOM = Life of Mine.

2)	Please refer to the section entitled “Contractual Obligations and Contingencies – Mineral Stream Interests” on page 28 of this MD&A for more information.
3)

All figures in thousands except gold and palladium ounces and per ounce amounts. The total upfront consideration paid to date excludes closing costs and capitalized interest, where applicable. Please refer to the section entitled “Other Contractual Obligations and Contingencies” on page 29 of this MD&A for details of when the remaining upfront consideration is forecasted to be paid.

4)

Payable gold, silver, palladium and cobalt PBND are based on management estimates. These figures may be updated in the future as additional information is received. The figure for cobalt comprises a combination of PBND and Inventory.

5)

Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests. As of June 30, 2023, the Company has received approximately $273 million of operating cash flows from the Sudbury stream. Should the market value of gold delivered to Wheaton through the 20-year term of the contract, net of the per ounce cash payment, be lower than the initial $670 million refundable deposit, the Company will be entitled to a

[1]

Statements made in this section contain forward-looking information including the timing and amount of estimated future production and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

WHEATON PRECIOUS METALS 2023 2ND QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [7]

refund of the difference at the conclusion of the term. As a result of a labour disruption that lasted from June 1, 2021 to August 9, 2021, the term of the agreement was extended by 69 days.
6)

The original San Dimas SPA, entered into on October 15, 2004, was terminated on May 10, 2018 and concurrently the Company entered into the new San Dimas PMPA. Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated. The current ratio is 70:1.

7)	Comprised of the Stillwater and East Boulder gold and palladium interests.
8)

The Company is entitled to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter. On May 13, 2023 Minto Metals Corp. announced the suspension of operations at the Minto mine.

9)

Once the Company has received 310,000 ounces of gold and 2.15 million ounces of silver under the Marmato PMPA, the attributable gold and silver production will be reduced to 5.25% and 50%, respectively.

10)	Once the Company has received 285,000 ounces of gold under the Santo Domingo PMPA, the Company’s attributable gold production will be reduced to 67%.
11)

Once the Company has received 90,000 ounces of gold under the Fenix PMPA, the attributable gold production will reduce to 4% until 140,000 ounces have been delivered, after which the stream drops to 3.5%.

12)

Once the Company has received 464,000 ounces of gold under the amended Blackwater gold PMPA, the attributable gold production will be reduced to 4%. Once the Company has received 17.8 million ounces of silver under the Blackwater silver PMPA, the attributable silver production will be reduced to 33%.

13)

Once the Company has received 145,000 ounces of gold under the Curipamba PMPA, the attributable gold production will be reduced to 33%, and once the Company has received 4.6 million ounces of silver, the attributable silver production will be reduced to 50%.

14)	Once the Company has received 150,000 ounces of gold and 120,000 ounces of platinum under the Marathon PMPA, the attributable gold and platinum production will be reduced to 67% and 15%.
15)

During Q2-2023, B2Gold completed its acquisition of all the issued and outstanding common shares of Sabina, and in conjunction with this acquisition B2Gold exercised the option to acquire 33% of the stream under the Goose PMPA in exchange for a cash payment in the amount of $46 million, resulting in a gain on partial disposal of the Goose PMPA in the amount of $5 million. In connection with the exercise of the option, once the Company has received 87,100 ounces of gold under the Goose PMPA, the Company’s attributable gold production will be 1.44%, and once the Company has received 134,000 ounces of gold under the agreement, the Company’s attributable gold production will be reduced to 1.0%.

16)	Once Wheaton has received 700,000 ounces of gold under the Cangrejos PMPA, the Company’s attributable gold production will be reduced to 4.4%.
17)	Once Wheaton has received 140 million ounces of silver under the Antamina PMPA, the Company’s attributable silver production will be reduced to 22.5%.
18)	Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine.
19)	Wheaton and PAAS have not yet finalized the definitive terms of the agreement.
20)	Once Wheaton has received 10 million ounces of silver under the Cozamin PMPA, the Company’s attributable silver production will be reduced to 33%.
21)

Once the Company has received 375,000 ounces of palladium under the Stillwater agreement, the Company’s attributable palladium production will be reduced to 2.25%, and once the Company has received 550,000 ounces of palladium under the agreement, the Company’s attributable palladium production will be reduced to 1%.

22)	Once the Company has received 31 million pounds of cobalt under the Voisey’s Bay agreement, the Company’s attributable cobalt production will be reduced to 21.2%.

Updates on the Operating Mineral Stream Interests

Salobo – Mill Throughput Expansion

Vale reports that the Salobo III mine expansion project, which will increase the mill throughput by 50%, successfully commenced at the end of 2022. The project consists of two lines, both of which are already in operation, and is expected to reach full capacity in the fourth quarter of 2024.

Voisey’s Bay – Underground Mine Extension

Vale reports that physical completion of the Voisey’s Bay underground mine extension was 85% at the end of the second quarter, with Reid Brook’s bulk material handling system expected to be delivered in the third quarter of 2023, and lateral development advancing on the Eastern Deeps. In the second quarter of 2021, Vale achieved the first ore production from the Reid Brook deposit, the first of two underground mines to be developed in the project. Eastern Deeps, the second deposit, has started to extract development ore from the deposit and is scheduled to start the main production ramp-up in the second half of 2023.

Peñasquito – Suspension of Operations

On June 8, 2023, Newmont Corporation (“Newmont”) reported that it had suspended operations at the Peñasquito mine due to a labour dispute.

Minto – Suspension of Operations

On May 13, 2023, Minto Metals Corp. (“Minto”) announced the suspension of operations at the Minto Mine located in central Yukon, Canada and that the Yukon Government has now assumed care and control of the site.

Updates on the Development Mineral Stream Interests

Amendment to the Blackwater Gold PMPA and Project Update

On December 13, 2021, the Company acquired the existing gold stream in respect of gold production from the Blackwater Project (the “Blackwater Gold PMPA”). On June 14, 2023, the Company amended the Blackwater Gold PMPA. Under the terms of the amended agreement, the Company is entitled to purchase an amount of gold equal to 8% of the payable gold production until 464,000 ounces have been delivered (previously 279,908 ounces), with this threshold to increase should there be a delay in the anticipated timing of deliveries. Once the threshold has been achieved, the Company’s attributable gold production will drop to 4% of payable gold production for the life of the mine. In exchange for the amendment, the Company is committed to pay upfront cash consideration of $40 million, payable in four installments, with the first payment of $10 million having been paid on June 15, 2023.

In addition, on July 4, 2023, Artemis announced receipt of the Fisheries Act Authorization for development of the Blackwater project, which will facilitate the commencement of construction of water diversion structures and dams in the Davidson Creek valley which runs through the basin of the Blackwater tailings storage facility.

Acquisition of Cangrejos PMPA

On May 16, 2023, the Company entered into a PMPA (the “Cangrejos PMPA”) with Lumina Gold Corp. (“Lumina”) in respect of its 100% owned Cangrejos gold-copper project located in El Oro Province, Ecuador. Under the terms of

WHEATON PRECIOUS METALS 2023 2ND QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [8]

the agreement, Wheaton will purchase 6.6% of the payable gold production until 700,000 ounces of gold have been delivered, at which point the stream will be reduced to 4.4% of the payable gold production for the life of the mine. Under the terms of the Cangrejos PMPA, the Company is committed to pay Lumina total upfront cash payments of $300 million, $48 million of which is available pre-construction, with the remainder to be paid in staged equal installments during construction of the mine, subject to various customary conditions being satisfied. As it relates to the $48 million, payments will be made in four installments, including (i) $12 million which was paid on closing; (ii) $10 million to be paid six months after closing; (iii) $15 million to be paid 12 months after closing; and (iv) $11 million that can be drawn upon for committed acquisition of surface rights.

In addition, Wheaton will make ongoing production payments for the gold ounces delivered equal to 18% of the spot gold price until the value of gold delivered, net of the production payment, is equal to the upfront consideration of $300 million, at which point the production payment will increase to 22% of the spot gold price.

Goose Project

On April 12, 2023, Sabina announced that the shareholders approved the proposed acquisition by B2Gold of all the issued and outstanding common shares of Sabina. The transaction closed April 19, 2023. Subsequent to closing, B2Gold exercised the option to acquire 33% of the stream under the Goose PMPA in exchange for a cash payment in the amount of $46 million, resulting in a gain on partial disposal of the Goose PMPA in the amount of $5 million. B2Gold continues to advance construction of the Goose project, moving toward commencement of production in 2025 and initiating an exploration program to further define untapped potential and unlock further opportunities for growth.

Marmato Mine

On July 12, 2023, Aris Mining Corporation (“Aris Mining”) announced that they have received approval from the Corporación Autónoma Regional del Caldas (“Corpocaldas”), a regional environmental authority in Colombia, of the Environmental Management Plan (“PMA”) which now permits the development of the Marmato Lower Mine.

Curipamba

On August 2, 2023, Adventus provided an update that the Constitutional Court of Ecuador (the “Constitutional Court”) has admitted for processing an unconstitutionality claim filed by the indigenous group CONAIE and other complainants against Presidential Decree 754 (the “Decree”) that regulates environmental consultation for all public and private industries and sectors in Ecuador. Adventus also notes that the Constitutional Court ordered the provisional suspension of the Decree until the same Constitutional Court resolves the claim filed. Adventus goes on to note that the Government of Ecuador must now present argumentation within 15 working days to evidence the constitutionality of the Decree for the consideration of the Constitutional Court. Adventus indicates that the immediate effect of the provisional suspension of the Decree is that no medium or high impact projects, from any sector or industry in the country, including the El Domo - Curipamba project, shall be able to obtain an environmental license until the Constitutional Court resolves this issue. Adventus reports that the Government of Ecuador has stated that it will employ all measures at its disposal to respond to the Constitutional Court.

Early Deposit Mineral Stream Interests

Early deposit mineral stream interests represent agreements relative to early stage development projects whereby Wheaton can choose not to proceed with the agreement once certain documentation has been received including, but not limited to, feasibility studies, environmental studies and impact assessment studies. Once Wheaton has elected to proceed with the agreement, the carrying value of the stream will be transferred to Mineral Stream Interests.

The following table summarizes the early deposit mineral stream interests currently owned by the Company:

						Attributable Production to be Purchased

Early Deposit Mineral Stream Interests	Mine Owner	Location of Mine	Upfront Consideration Paid to Date [1]	Upfront Consideration to be Paid [1,2]	Total Upfront Consideration¹	Gold	Silver	Term of Agreement	Date of Original Contract

Toroparu	Aris Mining	Guyana	$15,500	$138,000	$153,500	10%	50%	Life of Mine	11-Nov-13

Cotabambas	Panoro	Peru	13,750	126,250	140,000	25% ³	100% ³	Life of Mine	21-Mar-16

Kutcho	Kutcho	Canada	16,852	58,000	74,852	100%	100%	Life of Mine	14-Dec-17

			$46,102	$322,250	$368,352

1)	Expressed in thousands; excludes closing costs and capitalized interest, where applicable.
2)	Please refer to the section entitled “Other Contractual Obligations and Contingencies” on page 29 of this MD&A for details of when the remaining upfront consideration is forecast to be paid.
3)

Once 90 million silver equivalent ounces attributable to Wheaton have been produced, the attributable production will decrease to 16.67% of gold production and 66.67% of silver production for the life of mine.

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Long-Term Equity Investments

The Company will, from time to time, invest in securities of companies for strategic purposes including, but not limited to, exploration and mining companies. The Company held the following investments as at June 30, 2023 and December 31, 2022:

(in thousands)	June 30 2023	December 31 2022

Common shares held	$255,076	$255,535

Warrants held	458	560

Total long-term equity investments	$255,534	$256,095

The Company’s long-term investments in common shares (“LTI’s”) are held for long-term strategic purposes and not for trading purposes. As such, the Company has elected to reflect any fair value adjustments, net of tax, as a component of other comprehensive income (“OCI”). The cumulative gain or loss will not be reclassified to net earnings on disposal of these long-term investments but is reclassified to retained earnings.

While long-term investments in warrants are also held for long-term strategic purposes, they meet the definition of a derivative and therefore are classified as financial assets with fair value adjustments being recorded as a component of net earnings under the classification Other (Income) Expense. Warrants that do not have a quoted market price are valued using a Black-Scholes option pricing model.

By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

A summary of the fair value of these equity investments and the fair value changes recognized as a component of the Company’s OCI during the three and six months ended June 30, 2023 and 2022 is presented below:

Common Shares Held

	Three Months Ended June 30, 2023
(in thousands)	Shares Owned (000’s)	% of Outstanding Shares Owned	Fair Value at Mar 31, 2023	Cost of Additions	Proceeds of Disposition [1]	Fair Value Adjustment Gains (Losses) [2]	Fair Value at Jun 30, 2023	Realized Gain on Disposal

Bear Creek	13,264	8.58%	$6,763	$-	$-	$(1,253)	$5,510	$-

Sabina	-	0.00%	47,104	-	(48,832)	1,728	-	872

Kutcho	18,640	13.27%	3,994	-	-	(1,390)	2,604	-

Hecla	34,980	5.71%	221,628	-	(202)	(41,277)	180,149	73

B2Gold	12,025	0.93%	-	48,832	-	(5,965)	42,867	-

Other			28,841	31	-	(4,926)	23,946	-

Total			$308,330	$48,863	$(49,034)	$(53,083)	$255,076	$945

1)

The disposal of the Sabina shares was as a result of the acquisition of Sabina by B2Gold, while the partial disposition of the Hecla shares was made in order to capitalize on Hecla’s share price appreciation.

2)	Fair Value Gains (Losses) are reflected as a component of Other Comprehensive Income (“OCI”).

	Three Months Ended June 30, 2022
(in thousands)	Shares Owned (000’s)	% of Outstanding Shares Owned	Fair Value at Mar 31, 2022	Cost of Additions	Proceeds of Disposition	Fair Value Adjustment Gains (Losses) [1]	Fair Value at Jun 30, 2022	Realized Gain on Disposal

Bear Creek	13,264	8.70%	$11,358	$-	$-	$(3,123)	$8,235	$-

Sabina	31,095	5.67%	34,476	2,633	-	(11,530)	25,579	-

Kutcho	18,640	14.97%	8,502	-	-	(4,162)	4,340	-

Other			37,008	-	-	(15,059)	21,949	-

Total			$91,344	$2,633	$-	$(33,874)	$60,103	$-

1)	Fair Value Gains (Losses) are reflected as a component of OCI.

WHEATON PRECIOUS METALS 2023 2ND QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [10]

	Six Months Ended June 30, 2023
(in thousands)	Shares Owned (000’s)	% of Outstanding Shares Owned	Fair Value at Dec 31, 2022	Cost of Additions	Proceeds of Disposition [1]	Fair Value Adjustment Gains (Losses) [2]	Fair Value at Jun 30, 2023	Realized Gain (Loss) on Disposal

Bear Creek	13,264	8.58%	$7,443	$-	$-	$(1,933)	$5,510	$-

Sabina	-	0.00%	30,535	-	(48,832)	18,297	-	872

Kutcho	18,640	13.27%	3,097	-	-	(493)	2,604	-

Hecla	34,980	5.71%	194,668	-	(202)	(14,317)	180,149	73

B2Gold	12,025	0.93%	-	48,832	-	(5,965)	42,867	-

Other			19,792	8,199	(27)	(4,018)	23,946	(990)

Total			$255,535	$57,031	$(49,061)	$(8,429)	$255,076	$(45)

1)

The disposal of the Sabina shares was as a result of the acquisition of Sabina by B2Gold, while the partial disposition of the Hecla shares was made in order to capitalize on Hecla’s share price appreciation.

2)	Fair Value Gains (Losses) are reflected as a component of OCI.

	Six Months Ended June 30, 2022
(in thousands)	Shares Owned (000’s)	% of Outstanding Shares Owned	Fair Value at Dec 31, 2021	Cost of Additions	Proceeds of Disposition	Fair Value Adjustment Gains (Losses) [1]	Fair Value at Jun 30, 2022	Realized Gain on Disposal

Bear Creek	13,264	8.70%	$12,764	$-	$-	$(4,529)	$8,235	$-

Sabina	31,095	5.67%	13,381	19,833	-	(7,635)	25,579	-

Kutcho	18,640	14.97%	-	11,721	-	(7,381)	4,340	-

Other			33,796	2,392	-	(14,239)	21,949	-

Total			$59,941	$33,946	$-	$(33,784)	$60,103	$-

1)	Fair Value Gains (Losses) are reflected as a component of OCI.

WHEATON PRECIOUS METALS 2023 2ND QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [11]

Summary of Units Produced

	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021

Gold ounces produced ²

Salobo	54,804	43,677	37,939	44,212	34,129	44,883	48,235	55,205

Sudbury [3]	7,721	6,203	5,270	3,437	5,289	5,362	4,379	148

Constancia	7,444	6,905	10,496	7,196	8,042	6,311	9,857	8,533

San Dimas [4]	11,166	10,754	10,037	11,808	10,044	10,461	13,714	11,936

Stillwater [5]	2,017	1,960	2,185	1,833	2,171	2,497	2,664	2,949

Other

Marmato	639	457	533	542	778	477	479	433

777 [6]	-	-	-	-	3,509	4,003	4,462	4,717

Minto	1,292	3,063	2,567	3,050	2,480	4,060	3,506	1,703

Total Other	1,931	3,520	3,100	3,592	6,767	8,540	8,447	6,853

Total gold ounces produced	85,083	73,019	69,027	72,078	66,442	78,054	87,296	85,624

Silver ounces produced [2]

Peñasquito	1,744	2,076	1,761	2,017	2,089	2,219	2,145	2,180

Antamina	960	851	1,067	1,327	1,330	1,210	1,309	1,475

Constancia	420	552	655	564	584	506	578	521

Other

Los Filos [7]	28	28	14	21	35	42	37	17

Zinkgruvan	374	632	664	642	739	577	482	658

Neves-Corvo	407	436	369	323	345	344	522	362

Aljustrel	279	343	313	246	292	287	325	314

Cozamin	184	141	157	179	169	186	213	199

Marmato	7	8	9	7	7	11	7	10

Yauliyacu [8]	-	-	261	463	756	637	382	372

Stratoni [9]	-	-	-	-	-	-	129	18

Minto	14	29	33	33	26	45	44	25

Keno Hill [10]	-	-	-	-	48	20	30	44

777 [6]	-	-	-	-	80	91	96	81

Total Other	1,293	1,617	1,820	1,914	2,497	2,240	2,267	2,100

Total silver ounces produced	4,417	5,096	5,303	5,822	6,500	6,175	6,299	6,276

Palladium ounces produced ²

Stillwater [5]	3,880	3,705	3,869	3,229	3,899	4,488	4,733	5,105

Cobalt pounds produced ²

Voisey’s Bay	152	124	128	226	136	234	381	370

GEOs produced [11]	147,699	144,000	142,887	153,025	155,932	164,911	177,490	175,767

Average payable rate [2]

Gold	95.1%	95.1%	94.9%	95.1%	95.1%	95.2%	96.0%	96.0%

Silver	82.8%	82.0%	83.4%	85.5%	85.7%	86.0%	85.9%	86.4%

Palladium	94.1%	96.0%	91.7%	95.0%	94.6%	92.7%	92.2%	94.5%

Cobalt	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%

GEO [11]	90.4%	89.1%	89.2%	90.3%	90.2%	90.5%	91.3%	91.3%

1)	All figures in thousands except gold and palladium ounces produced.
2)

Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures and payable rates are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures and payable rates may be updated in future periods as additional information is received.

3)

Comprised of the Coleman, Copper Cliff, Garson, Creighton and Totten gold interests. Operations at the Sudbury mines were suspended from June 1, 2021 to August 9, 2021 as a result of a labour disruption by unionized employees.

4)

Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated. For reference, attributable silver production from prior periods is as follows: Q2 2023 - 423,000 ounces; Q1 2023 - 401,000 ounces; Q4 2022 - 348,000 ounces; Q3 2022 - 412,000 ounces; Q2 2022 - 382,000 ounces; Q1 2022 - 408,000 ounces; Q4 2021 - 544,000 ounces; Q3 2021 - 472,000 ounces.

5)	Comprised of the Stillwater and East Boulder gold and palladium interests.
6)	On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced.
7)	Operations at Los Filos were temporarily suspended from June 22, 2021 to July 26, 2021 as the result of illegal blockades by a group of unionized employees and members of the Xochipala community.
8)	On December 14, 2022 the Company terminated the Yauliyacu PMPA in exchange for a cash payment of $132 million.
9)	The Stratoni mine was placed into care and maintenance during Q4-2021.
10)	On September 7, 2022, the Company terminated the Keno Hill PMPA in exchange for $141 million of Hecla common stock.
11)

GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,850 per ounce gold; $24.00 per ounce silver; $1,800 per ounce palladium; and $18.75 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2023.

WHEATON PRECIOUS METALS 2023 2ND QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [12]

Summary of Units Sold

	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021

Gold ounces sold

Salobo	46,030	35,966	41,029	31,818	48,515	42,513	47,171	35,185

Sudbury [2]	4,775	4,368	4,988	5,147	7,916	3,712	965	1,915

Constancia	9,619	6,579	6,013	6,336	7,431	10,494	6,196	8,159

San Dimas	11,354	10,651	10,943	10,196	10,633	10,070	15,182	11,346

Stillwater [3]	2,195	2,094	1,783	2,127	2,626	2,628	2,933	2,820

Other

Marmato	467	480	473	719	781	401	423	438

777	153	126	785	3,098	3,629	4,388	4,290	5,879

Minto	701	2,341	2,982	2,559	2,806	3,695	2,462	1,907

Total Other	1,321	2,947	4,240	6,376	7,216	8,484	7,175	8,224

Total gold ounces sold	75,294	62,605	68,996	62,000	84,337	77,901	79,622	67,649

Silver ounces sold

Peñasquito	1,913	1,483	2,066	1,599	2,096	2,188	1,818	2,210

Antamina	963	814	1,114	1,155	1,177	1,468	1,297	1,502

Constancia	674	366	403	498	494	644	351	484

Other

Los Filos	37	34	16	24	41	42	17	12

Zinkgruvan	370	520	547	376	650	355	346	354

Neves-Corvo	132	171	80	105	167	204	259	193

Aljustrel	182	205	156	185	123	145	133	155

Cozamin	150	119	150	154	148	177	174	170

Marmato	7	7	7	8	11	8	8	10

Yauliyacu	-	-	337	1,005	817	44	551	182

Stratoni	-	-	-	-	(2)	133	42	41

Minto	7	29	23	22	21	31	27	24

Keno Hill	-	1	1	30	30	27	24	51

777	2	-	35	73	75	87	69	99

Total Other	887	1,086	1,352	1,982	2,081	1,253	1,650	1,291

Total silver ounces sold	4,437	3,749	4,935	5,234	5,848	5,553	5,116	5,487

Palladium ounces sold

Stillwater [3]	3,392	2,946	3,396	4,227	3,378	4,075	4,641	5,703

Cobalt pounds sold

Voisey’s Bay	265	323	187	115	225	511	228	131

GEOs sold [4]	138,835	117,383	138,218	135,179	165,766	159,082	152,826	145,704

Cumulative payable units PBND [5]

Gold ounces	75,291	69,479	62,602	65,978	59,331	81,365	84,989	80,819

Silver ounces	1,267	2,023	1,572	2,243	2,400	2,659	2,997	2,698

Palladium ounces	6,122	5,751	5,098	5,041	6,267	5,535	5,629	5,619

Cobalt pounds	250	285	257	402	280	550	596	637

GEO [4]	100,226	104,204	90,560	104,062	99,403	126,820	135,380	127,739

Inventory on hand

Cobalt pounds	310	398	633	556	582	410	657	488

1)	All figures in thousands except gold and palladium ounces sold.
2)	Comprised of the Coleman, Copper Cliff, Garson, Creighton and Totten gold interests.
3)	Comprised of the Stillwater and East Boulder gold and palladium interests.
4)

GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,850 per ounce gold; $24.00 per ounce silver; $1,800 per ounce palladium; and $18.75 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2023.

5)	Payable gold, silver and palladium ounces PBND and cobalt pounds PBND are based on management estimates. These figures may be updated in future periods as additional information is received.

WHEATON PRECIOUS METALS 2023 2ND QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [13]

Quarterly Financial Review 1

	Q2 2023			Q1 2023	Q4 2022		Q3 2022		Q2 2022		Q1 2022		Q4 2021		Q3 2021

Gold ounces sold	xx	75,294	xx	62,605	xx	68,996	xx	62,000	xx	84,337	xx	77,901	xx	79,622	xx	67,649

Realized price [2]		$1,986		$1,904		$1,725		$1,728		$1,872		$1,870		$1,798		$1,795

Gold sales		$149,511		$119,196		$119,051		$107,128		$157,842		$145,675		$143,187		$121,416

Silver ounces sold		4,437		3,749		4,935		5,234		5,848		5,553		5,116		5,487

Realized price [2]		$24.13		$22.85		$21.52		$19.16		$22.27		$24.19		$23.36		$23.80

Silver sales		$107,081		$85,678		$106,175		$100,270		$130,228		$134,332		$119,504		$130,587

Palladium ounces sold		3,392		2,946		3,396		4,227		3,378		4,075		4,641		5,703

Realized price [2]		$1,438		$1,607		$1,939		$2,091		$2,132		$2,339		$1,918		$2,426

Palladium sales		$4,879		$4,735		$6,586		$8,838		$7,203		$9,533		$8,902		$13,834

Cobalt pounds sold		265		323		187		115		225		511		228		131

Realized price [2]		$13.23		$15.04		$22.62		$22.68		$34.01		$34.61		$28.94		$23.78

Cobalt sales		$3,501		$4,856		$4,239		$2,600		$7,649		$17,704		$6,604		$3,120

Total sales		$264,972		$214,465		$236,051		$218,836		$302,922		$307,244		$278,197		$268,957

Cash cost [2,3]

Gold / oz		$461		$496		$475		$474		$465		$477		$472		$464

Silver / oz		$5.01		$5.07		$5.00		$5.59		$5.61		$5.10		$5.47		$5.06

Palladium / oz		$261		$294		$357		$353		$408		$394		$340		$468

Cobalt / lb [4]		$3.20		$3.30		$16.52		$7.21		$6.86		$5.76		$4.68		$5.15

Depletion [2]

Gold / oz		$365		$360		$357		$353		$369		$321		$338		$337

Silver / oz		$4.92		$4.48		$4.98		$5.84		$5.28		$4.78		$5.57		$5.21

Palladium / oz		$445		$408		$399		$399		$399		$399		$442		$442

Cobalt / lb		$13.85		$13.85		$13.72		$13.63		$10.40		$8.17		$8.17		$8.17

Net earnings		$141,448		$111,391		$166,125		$196,460		$149,074		$157,467		$291,822		$134,937

Per share

Basic		$0.312		$0.246		$0.367		$0.435		$0.330		$0.349		$0.648		$0.300

Diluted		$0.312		$0.246		$0.367		$0.434		$0.330		$0.348		$0.646		$0.299

Adjusted net earnings [3]		$142,584		$104,431		$103,744		$93,878		$149,283		$158,007		$132,232		$137,087

Per share

Basic		$0.315		$0.231		$0.229		$0.208		$0.331		$0.350		$0.293		$0.304

Diluted		$0.314		$0.230		$0.229		$0.208		$0.330		$0.350		$0.293		$0.303

Cash flow from operations		$202,376		$135,104		$172,028		$154,497		$206,359		$210,540		$195,290		$201,287

Per share [3]

Basic		$0.447		$0.299		$0.381		$0.342		$0.457		$0.467		$0.433		$0.447

Diluted		$0.446		$0.298		$0.380		$0.342		$0.456		$0.466		$0.432		$0.446

Dividends declared		$67,938		$67,910		$67,797		$67,754		$67,708		$67,687		$67,580		$67,541

Per share		$0.15		$0.15		$0.15		$0.15		$0.15		$0.15		$0.15		$0.15

Total assets		$6,879,905		$6,905,479		$6,759,906		$6,587,595		$6,448,695		$6,470,033		$6,296,151		$6,046,740

Total liabilities		$33,492		$93,025		$42,231		$38,783		$31,894		$120,572		$46,034		$42,387

Total shareholders’ equity		$6,846,413		$6,812,454		$6,717,675		$6,548,812		$6,416,801		$6,349,461		$6,250,117		$6,004,353

1)	All figures in thousands except gold and palladium ounces produced and sold, per unit amounts and per share amounts.
2)	Expressed as dollars per ounce and for cobalt per pound.
3)	Refer to discussion on non-IFRS beginning on page 34 of this MD&A.
4)

Cash cost per pound of cobalt sold during the fourth quarter of 2022 includes an inventory write-down of $1.6 million, resulting in an increase of $8.71 per pound. During the three months ended March 31, 2023 and June 30, 2023, the company reversed $1.0 million and $0.5 million, respectively, of the inventory write-down for the inventory that was sold resulting in a decrease of $3.18 per pound of cobalt sold and $1.81 per pound of cobalt sold, respectively. The Company reflects the cobalt inventory at the lower of cost and net realizable value, and will continue to monitor the market price of cobalt relative to the carrying of the inventory at each reporting period.

Changes in sales, net earnings and cash flow from operations from quarter to quarter are affected primarily by fluctuations in production at the mines, the timing of shipments, changes in the price of commodities, the commencement of operations of mines under construction, as well as acquisitions of PMPAs and any related capital raising activities.

WHEATON PRECIOUS METALS 2023 2ND QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [14]

Results of Operations and Operational Review

The operating results of the Company’s reportable operating segments are summarized in the tables and commentary below.

Three Months Ended June 30, 2023

	Units Produced²	Units Sold	Average Realized Price ($‘s Per Unit)		Average Cash Cost ($‘s Per Unit) [3]			Average Depletion ($‘s Per Unit)		Sales	Gain on Disposal [4]	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	54,804	46,030		$1,985		$420			$330	$91,350	$-	$56,790	$71,999	$2,356,169

Sudbury [5]	7,721	4,775		2,000		400			1,025	9,549	-	2,747	7,579	274,048

Constancia	7,444	9,619		1,985		416			316	19,090	-	12,049	15,085	90,469

San Dimas	11,166	11,354		1,985		628			260	22,532	-	12,454	15,401	150,154

Stillwater	2,017	2,195		1,985		357			510	4,356	-	2,451	3,571	213,663

Other [6]	1,931	1,321		1,994		1,131			186	2,634	-	894	1,252	537,197

	85,083	75,294		$1,986		$461			$365	$149,511	$-	$87,385	$114,887	$3,621,700

Silver

Peñasquito	1,744	1,913		$24.20		$4.43			$4.06	$46,291	$-	$30,041	$37,816	$279,872

Antamina	960	963		24.20		4.70			7.06	23,302	-	11,985	18,780	532,828

Constancia	420	674		24.20		6.14			6.24	16,322	-	7,968	12,180	186,452

Other [7]	1,293	887		23.88		5.75			3.46	21,166	5,027	18,031	15,878	482,572

	4,417	4,437		$24.13		$5.01			$4.92	$107,081	$5,027	$68,025	$84,654	$1,481,724

Palladium

Stillwater	3,880	3,392		$1,438		$261			$445	$4,879	$-	$2,482	$3,993	$224,099

Platinum

Marathon	-	-	$	n.a.	$	n.a.		$	n.a.	$-	$-	$-	$-	$9,448

Cobalt

Voisey’s Bay	152	265		$13.23		$3.20	[8]		$13.85	$3,501	$-	$(1,009)	$4,335	$354,195

Operating results										$264,972	$5,027	$156,883	$207,869	$5,691,166

Other

General and administrative												$(10,216)	$(9,544)

Share based compensation												(4,484)	-

Donations and community investments												(1,940)	(1,738)

Finance costs												(1,352)	(999)

Other												8,692	7,776

Income tax												(6,135)	(988)

Total other												$(15,435)	$(5,493)	$1,188,739

												$141,448	$202,376	$6,879,905

1)

Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)

Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 36 of this MD&A.
4)	Refer to page 23 of this MD&A for more information.
5)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests and the non-operating Stobie and Victor gold interests.
6)

Comprised of the operating Marmato gold interests as well as the non-operating Minto, 777, Copper World Complex, Santo Domingo, Blackwater, Fenix, Goose, Marathon, Curipamba and Cangrejos gold interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On May 13, 2023, Minto announced the suspension of operations at the Minto mine.

7)

Comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Aljustrel, Cozamin and Marmato silver interests and the non-operating Minto, 777, Loma de La Plata, Stratoni, Pascua-Lama, Copper World Complex, Blackwater and Curipamba silver interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On May 13, 2023, Minto announced the suspension of operations at the Minto mine.

8)

Cash cost per pound of cobalt sold during the second quarter of 2023 was net of a previously recorded inventory write-down of $0.5 million, resulting in a decrease of $1.81 per pound of cobalt sold. The Company reflects the cobalt inventory at the lower of cost and net realizable value, and will continue to monitor the market price of cobalt relative to the carrying of the inventory at each reporting period.

WHEATON PRECIOUS METALS 2023 2ND QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [15]

On a GEO basis, results for the Company for the three months ended June 30, 2023 were as follows:

Three Months Ended June 30, 2023

	Ounces Produced [1]	Ounces Sold	Average Realized Price ($‘s Per Ounce)	Average Cash Cost ($‘s Per Ounce) [2]	Cash Operating Margin ($‘s Per Ounce) [3]	Average Depletion ($‘s Per Ounce)	Gross Margin ($‘s Per Ounce)

Gold equivalent basis [4]	147,699	138,835	$1,909	$422	$1,487	$392	$1,095

1)

Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Refer to discussion on non-IFRS measure (iii) on page 36 of this MD&A.
3)	Refer to discussion on non-IFRS measure (iv) on page 37 of this MD&A.
4)

GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,850 per ounce gold; $24.00 per ounce silver; $1,800 per ounce palladium; and $18.75 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2023.

Three Months Ended June 30, 2022

	Units Produced²	Units Sold	Average Realized Price ($‘s Per Unit)		Average Cash Cost ($‘s Per Unit) [3]		Average Depletion ($‘s Per Unit)		Sales	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	34,129	48,515		$1,872		$416		$334	$90,842	$54,462	$70,649	$2,407,579

Sudbury [4]	5,289	7,916		1,867		400		1,090	14,780	2,983	11,613	294,485

Constancia	8,042	7,431		1,872		412		271	13,915	8,838	10,686	98,930

San Dimas	10,044	10,633		1,872		624		260	19,910	10,520	13,280	161,350

Stillwater	2,171	2,626		1,872		340		429	4,917	2,897	4,024	217,530

Other [5]	6,767	7,216		1,868		727		57	13,478	7,823	8,529	419,696

	66,442	84,337		$1,872		$465		$369	$157,842	$87,523	$118,781	$3,599,570

Silver

Peñasquito	2,089	2,096		$22.47		$4.36		$3.57	$47,102	$30,488	$37,963	$306,742

Antamina	1,330	1,177		22.47		4.42		7.06	26,448	12,934	21,242	561,383

Constancia	584	494		22.47		6.08		6.35	11,101	4,958	7,784	198,672

Other [6]	2,497	2,081		21.91		7.44		5.74	45,577	18,148	30,198	577,944

	6,500	5,848		$22.27		$5.61		$5.28	$130,228	$66,528	$97,187	$1,644,741

Palladium

Stillwater	3,899	3,378		$2,132		$408		$399	$7,203	$4,477	$5,825	$229,855

Platinum

Marathon	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$4,852

Cobalt

Voisey’s Bay	136	225		$34.01		$6.86		$10.40	$7,649	$3,769	$13,797	$362,460

Operating results									$302,922	$162,297	$235,590	$5,841,478

Other

General and administrative										$(9,685)	$(8,546)

Share based compensation										(1,608)	(18,247)

Donations and community investments										(1,160)	(1,152)

Finance costs										(1,389)	(1,011)

Other										820	(195)

Income tax										(201)	(80)

Total other										$(13,223)	$(29,231)	$607,217

										$149,074	$206,359	$6,448,695

1)

Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)

Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 36 of this MD&A.
4)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
5)

Comprised of the operating Minto, 777 and Marmato gold interests as well as the non-operating Copper World Complex, Santo Domingo, Blackwater, Fenix, Goose, Marathon and Curipamba gold interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On May 13, 2023, Minto announced the suspension of operations at the Minto mine.

6)

Comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Aljustrel, Minto, 777, Marmato and Cozamin silver interests, the non-operating Stratoni, Loma de La Plata, Copper World Complex, Pascua-Lama, Blackwater and Curipamba silver interests and the previously owned Keno Hill and Yauliyacu silver interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On September 7, 2022, the Keno Hill PMPA was terminated in exchange for $141 million of Hecla common stock. On December 14, 2022 the Yauliyacu PMPA was terminated in exchange for a cash payment of $132 million. On May 13, 2023, Minto announced the suspension of operations at the Minto mine.

WHEATON PRECIOUS METALS 2023 2ND QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [16]

On a GEO basis, results for the Company for the three months ended June 30, 2022 were as follows:

Three Months Ended June 30, 2022

	Ounces Produced [1]	Ounces Sold	Average Realized Price ($‘s Per Ounce)	Average Cash Cost ($‘s Per Ounce) [2]	Cash Operating Margin ($‘s Per Ounce) [3]	Average Depletion ($‘s Per Ounce)	Gross Margin ($‘s Per Ounce)

Gold equivalent basis [4]	155,932	165,766	$1,827	$452	$1,375	$396	$979

1)

Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Refer to discussion on non-IFRS measure (iii) on page 36 of this MD&A.
3)	Refer to discussion on non-IFRS measure (iv) on page 37 of this MD&A.
4)

GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,850 per ounce gold; $24.00 per ounce silver; $1,800 per ounce palladium; and $18.75 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2023.

GEO Production

For the three months ended June 30, 2023, attributable GEO production was 147,700 ounces, with the 8,200 ounce decrease from the comparable period in 2022 being primarily attributable to the following factors:

●	20,400 ounce or 52% decrease from the Other mines (comprised of 4,800 gold ounces and 1,202,000 silver ounces), primarily due to the closure of the 777 mine and the disposal of the Yauliyacu PMPA;

●	4,800 ounce or 28% decrease from Antamina (369,000 silver ounces), primarily due to lower grades, consistent with their mine plan;

●	4,500 ounce or 17% decrease from Peñasquito (345,000 silver ounces), primarily due to lower throughput resulting from a labour strike which began on June 8, 2023; and

●	2,700 ounce or 17% decrease from Constancia (comprised of 600 gold ounces and 164,000 silver ounces), primarily due to lower grades and throughput; partially offset by

●

20,700 ounce or 61% increase from Salobo resulting from higher throughput, with production from the third concentrator line commencing at the end of 2022, and higher grades. From a throughput perspective, the three 12 mtpa lines operated at approximately 68% of capacity during Q2-2023 as compared to the two lines which operated at approximately 73% during Q2-2022; and

●

2,400 ounce or 46% increase from Sudbury, with Vale reporting that the increase in production was driven primarily due to lower production in the second quarter of 2022 due to a 28-day maintenance shutdown at the Sudbury smelter and refinery.

WHEATON PRECIOUS METALS 2023 2ND QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [17]

Net Earnings

For the three months ended June 30, 2023, net earnings amounted to $141 million, with the $8 million decrease relative to the comparable period of the prior year being attributable to the following factors:

Net earnings for the three months ended June 30, 2022		$149,074

Variance in gross margin

Variance in revenue due to:

Payable gold production	$33,305

Payable silver production	(42,589)

Payable palladium production	(741)

Payable cobalt production	490

Total payable production		$(9,535)

Changes in inventory and PBND		(37,430)

Prices realized per ounce sold		9,015

Total decrease to revenue		$(37,950)

Variance in cost of sales due to:

GEO payable production volume		$6,272

GEO payable production mix differences		3,237

Changes in inventory and PBND		19,813

Cash cost per ounce		95

Depletion per ounce		(1,908)

Total decrease to cost of sales		$27,509

Total decrease to gross margin		$(10,441)

Other variances

General and administrative expenses (see page 23)		(531)

Gain on disposal of mineral stream interest (see page 23)		5,027

Share based compensation (see page 24)		(2,876)

Donations and community investment (see page 24)		(780)

Other income / expense (see page 24)		7,872

Finance costs (see page 25)		37

Income taxes (see page 25)		(5,934)

Total decrease in net earnings		$(7,626)

Net earnings for the three months ended June 30, 2023		$141,448

WHEATON PRECIOUS METALS 2023 2ND QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [18]

Six Months Ended June 30, 2023

	Units Produced²	Units Sold	Average Realized Price ($‘s Per Unit)		Average Cash Cost ($‘s Per Unit) [3]			Average Depletion ($‘s Per Unit)		Sales	Gain on Disposal [4]	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	98,481	81,996		$1,949		$420			$330	$159,825	$-	$98,261	$125,353	$2,356,169

Sudbury [5]	13,924	9,143		1,954		400			1,025	17,866	-	4,841	13,925	274,048

Constancia	14,349	16,198		1,952		416			316	31,615	-	19,759	24,873	90,469

San Dimas	21,920	22,005		1,946		626			260	42,812	-	23,319	29,030	150,154

Stillwater	3,977	4,289		1,945		346			510	8,343	-	4,671	6,860	213,663

Other [6]	5,451	4,268		1,932		1,306			117	8,247	-	2,173	2,407	537,197

	158,102	137,899		$1,949		$477			$362	$268,708	$-	$153,024	$202,448	$3,621,700

Silver

Peñasquito	3,820	3,396		$23.61		$4.43			$4.06	$80,162	$-	$51,317	$65,119	$279,872

Antamina	1,811	1,777		23.58		4.63			7.06	41,897	-	21,128	33,668	532,828

Constancia	972	1,040		23.72		6.14			6.24	24,674	-	11,792	18,288	186,452

Other [7]	2,910	1,973		23.33		5.86			2.95	46,025	5,027	33,668	35,925	482,572

	9,513	8,186		$23.55		$5.04			$4.72	$192,758	$5,027	$117,905	$153,000	$1,481,724

Palladium

Stillwater	7,585	6,338		$1,517		$277			$428	$9,614	$-	$5,149	$7,862	$224,099

Platinum

Marathon	-	-	$	n.a.	$	n.a.		$	n.a.	$-	$-	$-	$-	$9,448

Cobalt

Voisey’s Bay	276	588		$14.22		$3.25	[8]		$13.85	$8,357	$-	$(1,693)	$8,820	$354,195

Operating results										$479,437	$5,027	$274,385	$372,130	$5,691,166

Other

General and administrative												$(20,315)	$(23,384)

Share based compensation												(11,881)	(16,675)

Donations and community investments												(3,318)	(3,146)

Finance costs												(2,731)	(2,066)

Other												16,254	14,955

Income tax												445	(4,332)

Total other												$(21,546)	$(34,648)	$1,188,739

												$252,839	$337,482	$6,879,905

1)

Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)

Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 36 of this MD&A.
4)	Refer to page 23 of this MD&A for more information.
5)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests and the non-operating Stobie and Victor gold interests.
6)

Comprised of the operating Marmato gold interests as well as the non-operating Minto, 777, Copper World Complex, Santo Domingo, Blackwater, Fenix, Goose, Marathon, Curipamba and Cangrejos gold interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On May 13, 2023, Minto announced the suspension of operations at the Minto mine.

7)

Comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Aljustrel, Cozamin and Marmato silver interests and the non-operating Minto, 777, Loma de La Plata, Stratoni, Pascua-Lama, Copper World Complex, Blackwater and Curipamba silver interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On May 13, 2023, Minto announced the suspension of operations at the Minto mine.

8)

Cash cost per pound of cobalt sold during the six months ended June 30, 2023 was net of a previously recorded inventory write-down of $1.5 million, resulting in a decrease of $2.57 per pound of cobalt sold. The Company reflects the cobalt inventory at the lower of cost and net realizable value and will continue to monitor the market price of cobalt relative to the carrying of the inventory at each reporting period.

WHEATON PRECIOUS METALS 2023 2ND QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [19]

On a GEO basis, results for the Company for the six months ended June 30, 2023 were as follows:

Six Months Ended June 30, 2023

	Ounces Produced [1]	Ounces Sold	Average Realized Price ($‘s Per Ounce)	Average Cash Cost ($‘s Per Ounce) [2]	Cash Operating Margin ($‘s Per Ounce) [3]	Average Depletion ($‘s Per Ounce)	Gross Margin ($‘s Per Ounce)

Gold equivalent basis [4]	291,700	256,218	$1,871	$432	$1,439	$388	$1,051

1)

Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Refer to discussion on non-IFRS measure (iii) on page 36 of this MD&A.
3)	Refer to discussion on non-IFRS measure (iv) on page 37 of this MD&A.
4)

GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,850 per ounce gold; $24.00 per ounce silver; $1,800 per ounce palladium; and $18.75 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2023.

Six Months Ended June 30, 2022

	Units Produced²	Units Sold	Average Realized Price ($‘s Per Unit)		Average Cash Cost ($‘s Per Unit) [3]		Average Depletion ($‘s Per Unit)		Sales	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	79,012	91,028		$1,872		$416		$334	$170,407	$102,147	$132,517	$2,407,579

Sudbury [4]	10,651	11,628		1,865		400		1,091	21,689	4,354	17,038	294,485

Constancia	14,353	17,925		1,872		412		271	33,555	21,308	26,168	98,930

San Dimas	20,505	20,703		1,872		621		260	38,756	20,528	25,901	161,350

Stillwater	4,668	5,254		1,872		335		429	9,835	5,823	8,078	217,530

Other [5]	15,307	15,700		1,865		750		40	29,275	16,871	17,351	419,696

	144,496	162,238		$1,871		$470		$346	$303,517	$171,031	$227,053	$3,599,570

Silver

Peñasquito	4,308	4,284		$23.30		$4.36		$3.57	$99,829	$65,874	$81,151	$306,742

Antamina	2,540	2,645		23.37		4.71		7.06	61,806	30,680	49,001	561,383

Constancia	1,090	1,138		23.39		6.08		6.34	26,614	12,484	19,697	198,672

Other [6]	4,737	3,334		22.89		6.93		4.88	76,311	36,946	54,073	577,944

	12,675	11,401		$23.21		$5.36		$5.04	$264,560	$145,984	$203,922	$1,644,741

Palladium

Stillwater	8,387	7,453		$2,246		$400		$399	$16,736	$10,781	$13,755	$229,855

Platinum

Marathon	-	-	$	n.a	$	n.a	$	n.a	$-	$-	$-	$4,852

Cobalt

Voisey’s Bay	371	736		$34.43		$6.09		$8.85	$25,353	$14,350	$17,060	$362,460

Operating results									$610,166	$342,146	$461,790	$5,841,478

Other

General and administrative										$(19,089)	$(23,365)

Share based compensation										(11,509)	(18,247)

Donations and community investments										(1,973)	(1,567)

Finance costs										(2,811)	(2,088)

Other										650	488

Income tax										(872)	(112)

Total other										$(35,604)	$(44,891)	$607,217

										$306,542	$416,899	$6,448,695

1)

Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)

Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 36 of this MD&A.
4)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
5)

Comprised of the operating Minto, 777 and Marmato gold interests as well as the non-operating Copper World Complex, Santo Domingo, Blackwater, Fenix, Goose, Marathon and Curipamba gold interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On May 13, 2023, Minto announced the suspension of operations at the Minto mine.

6)

Comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Aljustrel, Minto, 777, Marmato and Cozamin silver interests, the non-operating Stratoni, Loma de La Plata, Copper World Complex, Pascua-Lama, Blackwater and Curipamba silver interests and the previously owned Keno Hill and Yauliyacu silver interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On September 7, 2022, the Keno Hill PMPA was terminated in exchange for $141 million of Hecla common stock. On December 14, 2022 the Yauliyacu PMPA was terminated in exchange for a cash payment of $132 million. On May 13, 2023, Minto announced the suspension of operations at the Minto mine.

WHEATON PRECIOUS METALS 2023 2ND QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [20]

On a GEO basis, results for the Company for the six months ended June 30, 2022 were as follows:

Six Months Ended June 30, 2022

	Ounces Produced [1]	Ounces Sold	Average Realized Price ($‘s Per Ounce)	Average Cash Cost ($‘s Per Ounce) [2]	Cash Operating Margin ($‘s Per Ounce) [3]	Average Depletion ($‘s Per Ounce)	Gross Margin ($‘s Per Ounce)

Gold equivalent basis [4]	320,843	324,847	$1,878	$446	$1,432	$379	$1,053

1)

Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Refer to discussion on non-IFRS measure (iii) on page 36 of this MD&A.
3)	Refer to discussion on non-IFRS measure (iv) on page 37 of this MD&A.
4)

GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,850 per ounce gold; $24.00 per ounce silver; $1,800 per ounce palladium; and $18.75 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2023.

GEO Production

For the six months ended June 30, 2023, attributable GEO production was 291,700 ounces, with the 29,100 ounce decrease from the comparable period in 2022 being primarily attributable to the following factors:

●	33,600 ounce or 44% decrease from the Other mines (comprised of 9,900 gold ounces and 1,827,000 silver ounces), primarily due to the closure of the 777 mine and the disposal of the Yauliyacu PMPA;

●	9,500 ounce or 29% decrease from Antamina (728,000 silver ounces), primarily due to lower grades, consistent with their mine plan; and

●	6,300 ounce or 11% decrease from Peñasquito (488,000 silver ounces), primarily due to lower throughput resulting from a labour strike which began on June 8, 2023; partially offset by

●

19,500 ounce or 25% increase from Salobo resulting from higher throughput, with production from the third concentrator line commencing at the end of 2022, and higher grades, with the three 12 mtpa lines operating at approximately 61% of capacity during 2023 as compared to the two lines which operated at approximately 76% during 2022; and

●

3,300 ounce or 31% increase from Sudbury, primarily due to higher throughput with first quarter 2022 production being impacted by the temporary closure of the Totten Mine after the shaft was damaged on September 26, 2021 and Vale reporting that second quarter 2022 production being impacted by a 28-day maintenance shutdown at the Sudbury smelter and refinery.

WHEATON PRECIOUS METALS 2023 2ND QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [21]

Net Earnings

For the six months ended June 30, 2023, net earnings amounted to $253 million, with the $54 million decrease relative to the comparable period of the prior year being attributable to the following factors:

Net earnings for the six months ended June 30, 2022		$306,542
Variance in gross margin
Variance in revenue due to:
Payable gold production	$24,204
Payable silver production	(70,672)
Payable palladium production	(1,636)
Payable cobalt production	(3,043)
Total payable production		$(51,147)
Changes in inventory and PBND		(76,604)
Prices realized per ounce sold		(2,978)
Total decrease to revenue		$(130,729)
Variance in cost of sales due to:
GEO payable production volume		$24,296
GEO payable production mix differences		7,326
Changes in inventory and PBND		31,132
Cash cost per ounce		(256)
Depletion per ounce		(4,557)
Total decrease to cost of sales		$57,941
Total decrease to gross margin		$(72,788)
Other variances
Gain on disposal of mineral stream interest (see page 23)		5,027
General and administrative expenses (see page 23)		(1,226)
Donations and community investment (see page 24)		(1,345)
Share based compensation (see page 24)		(372)
Other income / expense (see page 24)		15,604
Finance costs (see page 25)		80
Income taxes (see page 25)		1,317
Total decrease in net earnings		$(53,703)
Net earnings for the six months ended June 30, 2023		$252,839

WHEATON PRECIOUS METALS 2023 2ND QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [22]

Gain on Disposal of Mineral Stream Interest

Goose

The Company reflected a gain on the buyback of 33% of the Goose PMPA by B2Gold of $5 million, calculated as follows:

(in thousands)

Proceeds received on 33% buyback of Goose	$46,400
Less: 33% carrying value	(41,373)

Gain on partial disposal of the Goose PMPA	$5,027

General and Administrative

	Three Months Ended June 30		Six Months Ended June 30

(in thousands)	2023	2022	2023	2022

Corporate

Salaries and benefits	$3,593	$3,912	$7,454	$8,149

Depreciation	268	288	556	575

Professional fees	909	329	1,423	822

Business travel	311	363	652	465

Director fees	248	279	581	601

Employer health tax	139	391	713	708

Audit and regulatory	1,337	887	2,169	1,716

Insurance	519	529	1,057	1,035

Other	952	888	2,016	1,783

General and administrative - corporate	$8,276	$7,866	$16,621	$15,854

Subsidiaries

Salaries and benefits	$1,156	$1,149	$2,317	$2,257

Depreciation	115	110	218	216

Professional fees	189	165	260	258

Business travel	94	64	147	68

Director fees	52	50	103	100

Insurance	11	10	27	24

Other	323	271	622	312

General and administrative - subsidiaries	$1,940	$1,819	$3,694	$3,235

Consolidated general and administrative	$10,216	$9,685	$20,315	$19,089

General and administrative expenses for the three and six months ended June 30, 2023 were approximately $1 million higher than the comparable period of 2022, primarily due to costs associated with the renewal of the Company’s At the Market Equity (ATM) program (see page 32 of this MD&A), with these costs being included as a component of professional fees and audit and regulatory.

WHEATON PRECIOUS METALS 2023 2ND QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [23]

Share Based Compensation

	Three Months Ended June 30		Six Months Ended June 30

(in thousands)	2023	2022	2023	2022

Equity settled share based compensation

Stock options	$724	$611	$1,355	$1,145

Restricted share units	1,135	887	2,047	1,694

Cash settled share based compensation

PSUs	2,625	110	8,479	8,670

Total share based compensation	$4,484	$1,608	$11,881	$11,509

For the three months ended June 30, 2023, share based compensation increased by $3 million relative to the comparable period in the previous year with the increase during the three-month period being primarily due to differences in accrued costs associated with the Company’s performance share units (“PSUs”).

Donations and Community Investments

	Three Months Ended June 30		Six Months Ended June 30

(in thousands)	2023	2022	2023	2022

Local donations and community investments [1]	$407	$352	$942	$907

Partner donations and community investments [2]	1,533	708	2,376	901

COVID-19 and community support and response fund [3]	-	100	-	165

Total donations and community investments	$1,940	$1,160	$3,318	$1,973

1)	The Local Community Investment Program supports organizations in Vancouver and the Cayman Islands, where Wheaton’s offices are located.
2)	The Partner Community Investment Program supports the communities influenced by Mining Partners’ operations.
3)	Committed funding under this program has been fully disbursed.

Other (Income) Expense

	Three Months Ended June 30		Six Months Ended June 30

(in thousands)	2023	2022	2023	2022

Interest income	$(8,181)	$(441)	$(15,111)	$(523)

Dividend income	(700)	(108)	(917)	(220)

Foreign exchange loss (gain)	202	(433)	(71)	(19)

(Gain) loss on fair value adjustment of share purchase warrants held	280	154	105	897

Other	(293)	8	(260)	(785)

Total other (income) expense	$(8,692)	$(820)	$(16,254)	$(650)

For the three and six months ended June 30, 2023, interest income increased by $8 million and $14 million, respectively, a result of the average cash balance during the period increasing from approximately $390 million to approximately $740 million, coupled with a significant increase in the market rates of interest.

WHEATON PRECIOUS METALS 2023 2ND QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [24]

Finance Costs

	Three Months Ended June 30		Six Months Ended June 30

(in thousands)	2023	2022	2023	2022

Costs related to undrawn credit facilities	$1,272	$1,297	$2,589	$2,639

Interest expense - lease liabilities	36	24	53	50

Letter of guarantee	44	68	89	122

Total finance costs	$1,352	$1,389	$2,731	$2,811

Income Tax Expense (Recovery)

Income tax recognized in net earnings is comprised of the following:

	Three Months Ended June 30		Six Months Ended June 30

(in thousands)	2023	2022	2023	2022

Current income tax expense (recovery)	$80	$(819)	$(2,560)	$78

Deferred income tax expense (recovery) related to:

Origination and reversal of temporary differences	1,701	2,849	$3,061	$9,123

Write down (reversal of write down) or recognition of prior period temporary differences	4,354	(1,829)	(946)	(8,329)

Total deferred income tax expense	$6,055	$1,020	$2,115	$794

Total income tax expense (recovery) recognized in net earnings	$6,135	$201	$(445)	$872

For the three months ended June 30, 2023, the Company reflected a deferred tax expense of $6 million in net earnings, which offsets a deferred tax recovery in the statement of OCI of $6 million resulting from the decrease in unrealized gains on long-term investments in equity instruments.

For the six months ended June 30, 2023, there is a current income tax recovery in net earnings of $3 million, which reflects the expected carryback of a loss for tax purposes to the 2022 tax year to offset taxable income resulting from the disposition of the Keno Hill PMPA.

The movement in current income taxes payable for the six months ended June 30, 2023 is as follows:

(in thousands)	Current Taxes Payable

Current taxes payable - December 31, 2022	$(2,763)

Current income tax recovery - income statement	2,560

Income taxes paid	4,332

Foreign exchange adjustments	88

Current taxes recoverable - June 30, 2023	$4,217

Update on Global Minimum Tax

On August 4, 2023 the Canadian Federal Government released draft legislation that, if enacted, would implement a 15% global minimum tax for fiscal years that begin on or after December 31, 2023. The proposed rules in the Global Minimum Tax Act would apply to the income of the Company’s non-Canadian subsidiaries.

WHEATON PRECIOUS METALS 2023 2ND QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [25]

Liquidity and Capital Resources1

As at June 30, 2023, the Company had cash and cash equivalents of $829 million (December 31, 2022 - $696 million) and no debt outstanding under its Revolving Facility (December 31, 2022 - $NIL).

A summary of the Company’s cash flow activity is as follows:

Three Months Ended June 30, 2023

Cash Flows From Operating Activities

During the three months ended June 30, 2023, the Company generated operating cash flows of $202 million, with the $4 million decrease relative to the comparable period of the prior year being attributable to the following factors:

Operating cash inflow for the three months ended June 30, 2022	$206,359

Variance attributable to revenue (see page 18):	$(37,950)

Changes in accounts receivable	(10,238)

Total decrease to cash inflows attributable to sales	$(48,188)

Variance attributable to cost of sales, excluding depletion:

Sales volume	$11,846

Sales mix differences	4,360

Cost per ounce	95

Changes in working capital, excluding accounts receivable	4,166

Total decrease to cash outflows attributable to cost of sales	$20,467

Total decrease to net cash inflows attributable to gross margin	$(27,721)

Other variances:

General and administrative	(998)

Donation and community investment	(586)

Share based compensation - PSUs	18,247

Finance costs	12

Income taxes	(908)

Other	7,971

Total decrease to net cash inflows	$(3,983)

Operating cash inflow for the three months ended June 30, 2023	$202,376

Share Based Compensation – PSUs Variance

The decrease to cash outflows relative to PSUs was due to the PSUs being paid during the first quarter of 2023, while during 2022 they were paid during the second quarter.

Other Variance

The increase to cash inflows relative to Other during the period was due to amounts of interest earned on the Company’s cash deposits.

Cash Flows From Financing Activities

During the three months ended June 30, 2023, the Company had net cash outflows from financing activities of $131 million, which was primarily the result of two quarterly dividend payments totaling $131 million. During the three months ended June 30, 2022, the Company had net cash outflows from financing activities of $116 million, which was primarily the result of two quarterly dividend payments totaling $117 million.

Cash Flows From Investing Activities

During the three months ended June 30, 2023, the Company had net cash outflows from investing activities of $42 million, which was primarily the result of (i) a $31 million payment to Sabina for the Goose PMPA; (ii) a $35 million payment to Artemis for the Blackwater Silver PMPA; (iii) a $10 million payment to Artemis for the Blackwater Gold PMPA; and (iv) a $12 million payment to Lumina for the Cangrejos PMPA; partially offset by $46 million received from B2Gold for the partial buyback of the Goose PMPA. During the three months ended June 30, 2022, the Company had net cash outflows from investing activities of $18 million which was primarily the result of (i) a $15 million payment to Aris for the Marmato PMPA; and (ii) payments totaling $3 million for the acquisition of long-term equity investments.

[1]

Statements made in this section contain forward-looking information with respect to funding outstanding commitments and continuing to acquire accretive mineral stream interests and readers are cautioned that actual outcomes may vary. Please see "Cautionary Note Regarding Forward-Looking Statements" for material risks, assumptions and important disclosure associated with this information.

WHEATON PRECIOUS METALS 2023 2ND QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [26]

Six Months Ended June 30, 2023

Cash Flows From Operating Activities

During the six months ended June 30, 2023, the Company generated operating cash flows of $337 million, with the $79 million decrease relative to the comparable period of the prior year being attributable to the following factors:

Operating cash inflow for the six months ended June 30, 2022	$416,899

Variance attributable to revenue (see page 22):	$(130,729)

Changes in accounts receivable	5,764

Total decrease to cash inflows attributable to sales	$(124,965)

Variance attributable to cost of sales, excluding depletion:

Sales volume	$30,043

Sales mix differences	4,543

Cost per ounce	(256)

Changes in working capital, excluding accounts receivable	975

Total decrease to cash outflows attributable to cost of sales	$35,305

Total decrease to net cash inflows attributable to gross margin	$(89,660)

Other variances:

General and administrative	(19)

Donation and community investment	(1,579)

Share based compensation - PSUs	1,572

Finance costs	22

Income taxes	(4,220)

Other	14,467

Total decrease to net cash inflows	$(79,417)

Operating cash inflow for the six months ended June 30, 2023	$337,482

Share Based Compensation Variance

The decrease to cash outflows relative to Share Based Compensation costs during the period was due to lower payouts under the Company’s PSU plan, with the realized price on maturity being 6% lower in 2023 as compared to 2022.

Other Variance

The increase to cash inflows relative to Other during the period was due to amounts of interest earned on the Company’s cash deposits.

Cash Flows From Financing Activities

During the six months ended June 30, 2023, the Company had net cash outflows from financing activities of $122 million, which was primarily the result of dividend payments totaling $131 million, partially offset by proceeds from the exercise of stock options in the amount of $11 million. During the six months ended June 30, 2022, the Company had net cash outflows from financing activities of $110 million, which was primarily the result of dividend payments totaling $117 million, partially offset by proceeds from the exercise of stock options in the amount of $8 million.

Cash Flows From Investing Activities

During the six months ended June 30, 2023, the Company had net cash outflows from investing activities of $83 million, which was primarily the result of (i) payments for the acquisition of new PMPAs, including payments totaling $63 million to Sabina for the Goose PMPA; (ii) a $35 million payment to Artemis for the Blackwater Silver PMPA; (iii) a $10 million payment to Artemis for the Blackwater Gold PMPA; (iv) a $12 million payment to Lumina for the Cangrejos PMPA; (v) a $1 million advance to Panoro in connection with the Cotabambas Early Deposit agreement; and (vi) payments totaling $8 million for the acquisition of long-term equity investments; partially offset by $46 million received from B2Gold for the partial buyback of the Goose PMPA. During the six months ended June 30, 2022, the Company had net cash outflows from investing activities of $84 million, which was primarily the result of (i) payments for the acquisition of new PMPAs, including a $16 million payment to Gen Mining for the Marathon PMPA, a $25 million payment to Rio2 for the Fenix PMPA and payments totaling $19 million to Aris for the Marmato PMPA; (ii) a $1 million advance to Panoro in connection with the Cotabambas Early Deposit agreement; and (iii) payments totaling $23 million for the acquisition of long-term equity investments.

Conclusion

In the opinion of management, the $829 million of cash and cash equivalents as at June 30, 2023, combined with the liquidity provided by the available credit under the $2 billion Revolving Facility and ongoing operating cash flows

WHEATON PRECIOUS METALS 2023 2ND QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [27]

positions the Company well to fund all outstanding commitments, as detailed on pages 28 and 29 of this MD&A, as well as providing flexibility to acquire additional accretive mineral stream interests.

Contractual Obligations and Contingencies1

Mineral Stream Interests

The following table summarizes the Company’s commitments to make per-ounce cash payments for gold, silver, palladium and platinum and per pound cash payments for cobalt to which it has the contractual right pursuant to the PMPAs:

	Attributable Payable Production to be Purchased										Per Unit of Measurement Cash Payment [1]										Term of Agreement	Date of Original Contract
Mineral Stream Interests	Gold		Silver		Palladium		Cobalt		Platinum		Gold		Silver		Palladium		Cobalt		Platinum

Peñasquito	0%		25%		0%		0%		0%		n/a		$4.43		n/a		n/a		n/a		Life of Mine	24-Jul-07

Constancia	50%		100%		0%		0%		0%		$416	[2]	$6.14	[2]	n/a		n/a		n/a		Life of Mine	8-Aug-12

Salobo	75%		0%		0%		0%		0%		$420		n/a		n/a		n/a		n/a		Life of Mine	28-Feb-13

Sudbury	70%		0%		0%		0%		0%		$400		n/a		n/a		n/a		n/a		20 years	28-Feb-13

Antamina	0%		33.75%		0%		0%		0%		n/a		20%		n/a		n/a		n/a		Life of Mine	3-Nov-15

San Dimas	variable	[3]	0%	[3]	0%		0%		0%		$631		n/a		n/a		n/a		n/a		Life of Mine	10-May-18

Stillwater	100%		0%		4.5%	[4]	0%		0%		18%	[5]	n/a		18%	[5]	n/a		n/a		Life of Mine	16-Jul-18

Voisey’s Bay	0%		0%		0%		42.4%	[6]	0%		n/a		n/a		n/a		18%	[7]	n/a		Life of Mine	11-Jun-18

Marathon	100%	[8]	0%		0%		0%		22%	[8]	18%	[5]	n/a		n/a		n/a		18%	[5]	Life of Mine	26-Jan-22

Other

Los Filos	0%		100%		0%		0%		0%		n/a		$4.60		n/a		n/a		n/a		25 years	15-Oct-04

Zinkgruvan	0%		100%		0%		0%		0%		n/a		$4.60		n/a		n/a		n/a		Life of Mine	8-Dec-04

Stratoni	0%		100%		0%		0%		0%		n/a		$11.54		n/a		n/a		n/a		Life of Mine	23-Apr-07

Neves-Corvo	0%		100%		0%		0%		0%		n/a		$4.46		n/a		n/a		n/a		50 years	5-Jun-07

Aljustrel	0%		100%	[9]	0%		0%		0%		n/a		50%		n/a		n/a		n/a		50 years	5-Jun-07

Minto	100%	[10]	100%		0%		0%		0%		50%	[11]	$4.39		n/a		n/a		n/a		Life of Mine	20-Nov-08

Pascua-Lama	0%		25%		0%		0%		0%		n/a		$3.90		n/a		n/a		n/a		Life of Mine	8-Sep-09

Copper World	100%		100%		0%		0%		0%		$450		$3.90		n/a		n/a		n/a		Life of Mine	10-Feb-10

Loma de La Plata	0%		12.5%		0%		0%		0%		n/a		$4.00		n/a		n/a		n/a		Life of Mine	n/a ¹²

Marmato	10.5%	[13]	100%	[13]	0%		0%		0%		18%	[14]	18%	[14]	n/a		n/a		n/a		Life of Mine	5-Nov-20

Cozamin	0%		50%	[15]	0%		0%		0%		n/a		10%		n/a		n/a		n/a		Life of Mine	11-Dec-20

Santo Domingo	100%	[16]	0%		0%		0%		0%		18%	[5]	n/a		n/a		n/a		n/a		Life of Mine	24-Mar-21

Fenix	6%	[17]	0%		0%		0%		0%		18%	[5]	n/a		n/a		n/a		n/a		Life of Mine	15-Nov-21

Blackwater	8%	[18]	50%	[18]	0%		0%		0%		35%		18%	[5]	n/a		n/a		n/a		Life of Mine	13-Dec-21

Curipamba	50%	[19]	75%	[19]	0%		0%		0%		18%	[5]	18%	[5]	n/a		n/a		n/a		Life of Mine	17-Jan-22

Goose	2.78%	[20]	0%		0%		0%		0%		18%	[5]	n/a		n/a		n/a		n/a		Life of Mine	8-Feb-22

Cangrejos	6.6%	[21]	0%		0%		0%		0%		18%	[5]	n/a		n/a		n/a		n/a		Life of Mine	16-May-23

Early Deposit

Toroparu	10%		50%		0%		0%		0%		$400		$3.90		n/a		n/a		n/a		Life of Mine	11-Nov-13

Cotabambas	25%	[22]	100%	[22]	0%		0%		0%		$450		$5.90		n/a		n/a		n/a		Life of Mine	21-Mar-16

Kutcho	100%		100%		0%		0%		0%		20%		20%		n/a		n/a		n/a		Life of Mine	14-Dec-17

1)

The production payment is measured as either a fixed amount per unit of metal delivered, or as a percentage of the spot price of the underlying metal on the date of delivery. Contracts where the payment is a fixed amount per unit of metal delivered are subject to an annual inflationary increase, with the exception of Loma de La Plata and Sudbury. Additionally, should the prevailing market price for the applicable metal be lower than this fixed amount, the per unit cash payment will be reduced to the prevailing market price, subject to an annual inflationary factor.

2)	Subject to an increase to $9.90 per ounce of silver and $550 per ounce of gold after the initial 40-year term.
3)

Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated. Currently, the fixed gold to silver exchange ratio is 70:1.

4)

The Company is committed to purchase 4.5% of Stillwater palladium production until 375,000 ounces are delivered to the Company, thereafter 2.25% of Stillwater palladium production until 550,000 ounces are delivered to the Company and 1% of Stillwater palladium production thereafter for the life of mine.

5)	To be increased to 22% once the market value of metal delivered to Wheaton, net of the per ounce cash payment, exceeds the initial upfront cash deposit.
6)	Once the Company has received 31 million pounds of cobalt, the Company’s attributable cobalt production will be reduced to 21.2%.
7)

To be increased to 22% once the market value of cobalt delivered to Wheaton, net of the per pound cash payment, exceeds the initial upfront cash deposit. Additionally, on each sale of cobalt, the Company is committed to pay a variable commission depending on the market price of cobalt.

8)	Once the Company has received 150,000 ounces of gold and 120,000 ounces of platinum under the Marathon PMPA, the attributable gold and platinum production will be reduced to 67% and 15%, respectively.
9)	Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine.

[1]

Statements made in this section contain forward-looking information and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

WHEATON PRECIOUS METALS 2023 2ND QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [28]

10)

The Company is committed to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter. On May 13, 2023 Minto Metals Corp. announced the suspension of operations at the Minto mine.

11)

Prior to the announcement by Minto Metals Corp. of the suspension of operations at the Minto mine on May 13, 2023, the parties were in discussions in connection with a possible restructuring of the Minto PMPA. During that negotiation period, the cash payment per ounce of gold delivered was set at 90% of spot price. Following the May 13 announcement, and as negotiations were not successful, the price of deliveries of gold reverts to 50% of spot price as set out in the existing Minto PMPA.

12)	Terms of the agreement not yet finalized.
13)

Once Wheaton has received 310,000 ounces of gold and 2.15 million ounces of silver under the Marmato PMPA the Company’s attributable gold and silver production will be reduced to 5.25% and 50%, respectively.

14)	To be increased to 22% of the spot price once the market value of gold and silver delivered to the Company, net of the per ounce cash payment, exceeds the initial upfront cash deposit.
15)	Once Wheaton has received 10 million ounces under the Cozamin PMPA, the Company’s attributable silver production will be reduced to 33% of silver production for the life of the mine.
16)	Once the Company has received 285,000 ounces of gold under the Santo Domingo PMPA, the Company’s attributable gold production will be reduced to 67%.
17)

Once the Company has received 90,000 ounces of gold under the Fenix PMPA, the Company attributable gold production will be reduced to 4% until 140,000 ounces have been delivered, after which the stream drops to 3.5%.

18)

Once the Company has received 464,000 ounces of gold under the amended Blackwater gold PMPA, the attributable gold production will be reduced to 4%. Once the Company has received 17.8 million ounces of silver under the Blackwater silver PMPA, the attributable silver production will be reduced to 33%.

19)

Once the Company has received 145,000 ounces of gold under the Curipamba PMPA, the attributable gold production will be reduced to 33%, and once the Company has received 4.6 million ounces of silver, the attributable silver production will be reduced to 50%.

20)

During Q2-2023, B2Gold completed its acquisition of all the issued and outstanding common shares of Sabina, and in conjunction with this acquisition B2Gold exercised the option to acquire 33% of the stream under the Goose PMPA in exchange for a cash payment in the amount of $46 million, resulting in a gain on partial disposal of the Goose PMPA in the amount of $5 million. In connection with the exercise of the option, once the Company has received 87,100 ounces of gold under the Goose PMPA, the Company’s attributable gold production will be 1.44%, and once the Company has received 134,000 ounces of gold under the agreement, the Company’s attributable gold production will be reduced to 1.0% for the life of mine.

21)	Once the Company has received 700,000 ounces of gold under the Cangrejos PMPA, the attributable gold production will be reduced to 4.4%.
22)

Once 90 million silver equivalent ounces attributable to Wheaton have been produced under the Cotabambas PMPA, the attributable production will decrease to 16.67% of gold production and 66.67% of silver production for the life of mine.

Other Contractual Obligations and Contingencies

	Projected Payment Dates [1]

(in thousands)	2023	2024 - 2025	2026 - 2027	After 2027	Total

Payments for mineral stream interests

Salobo [2]	$552,000	$-	$-	$-	$552,000

Blackwater	135,750	-	-	-	135,750

Marathon	15,105	135,944	-	-	151,049

Cangrejos	21,000	15,000	252,000	-	288,000

Marmato	40,016	81,984	-	-	122,000

Santo Domingo	-	260,000	-	-	260,000

Copper World [3]	-	231,150	-	-	231,150

Curipamba	100	250	162,000	-	162,350

Fenix Gold	-	-	-	25,000	25,000

Loma de La Plata	-	-	-	32,400	32,400

Payments for early deposit mineral stream interest

Cotabambas	250	-	-	126,000	126,250

Toroparu	-	138,000	-	-	138,000

Kutcho	-	29,000	29,000	-	58,000

Leases liabilities	444	1,550	1,317	5,316	8,627

Total contractual obligations	$764,665	$892,878	$444,317	$188,716	$2,290,576

1)	Projected payment date based on management estimate. Dates may be updated in the future as additional information is received.
2)

As more fully explained below, assuming the Salobo III expansion project results in throughput being expanded beyond 35 Mtpa by January 1, 2024, the Company would expect to pay an expansion payment of $552 million.

3)	Figure includes contingent transaction costs of $1 million.

Salobo

The Salobo mine historically had a mill throughput capacity of 24 Mtpa. In October 2018, Vale’s Board of Directors approved the investment in the Salobo Expansion, which will increase the mill throughput by 50%. Vale reports the Salobo Expansion successfully commenced at the end of 2022. The project consists of two lines, both of which are already in operation, and is expected to reach full capacity in the fourth quarter of 2024.

During Q1-2023, Wheaton and Vale agreed to amend the Salobo PMPA (“Amended Salobo PMPA”) to adjust the expansion payment terms. If actual throughput is expanded above 32 Mtpa by January 1, 2031, then under the terms of the Amended Salobo PMPA, Wheaton will be required to make additional set payments to Vale based on the size of the expansion and the timing of completion. The set payments range from a total of $283 million if throughput is expanded beyond 32 Mtpa by January 1, 2031, to up to $552 million if throughput is expanded beyond 35 Mtpa by

WHEATON PRECIOUS METALS 2023 2ND QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [29]

January 1, 2024. In addition, Wheaton will be required to make annual payments of between $5.1 million to $8.5 million for a 10-year period following payment of the expansion payments if the Salobo mine implements a high-grade mine plan.

Blackwater

Under the terms of the Blackwater PMPA, the Company is committed to pay additional upfront consideration of $136 million, which is payable in three equal installments during the construction of the Blackwater project, subject to customary conditions being satisfied.

Marathon

Under the terms of the Marathon PMPA, the Company is committed to pay additional upfront cash payments of $151 million (Cdn$200 million), which is to be paid in four staged installments during construction of the Marathon project, subject to various customary conditions being satisfied.

Cangrejos

Under the terms of the Cangrejos PMPA, which had a closing date of May 16, 2023, the Company is committed to pay additional upfront consideration of $288 million. Of this amount, $10 million is to be paid six months after the closing date, $15 million is to be paid 12 months after the closing date, $11 million can be drawn upon for committed acquisition of surface rights and the remainder is to be paid in four staged equal installments during construction of the mine, subject to various customary conditions being satisfied.

Marmato

Under the terms of the Marmato PMPA, the Company is committed to pay Aris Mining additional upfront cash payments of $122 million, payable during the construction of the Marmato Lower Mine development portion of the Marmato mine, subject to customary conditions.

Santo Domingo

Under the terms of the Santo Domingo PMPA, the Company is committed to pay Capstone Copper Corp. (“Capstone”) additional upfront cash payments of $260 million, which is payable during the construction of the Santo Domingo project, subject to customary conditions being satisfied, including Capstone attaining sufficient financing to cover total expected capital expenditures.

Copper World Complex

The Company is committed to pay Hudbay total upfront cash payments of $230 million in two installments, with the first $50 million being advanced upon Hudbay’s receipt of permitting for the Copper World Complex and other customary conditions and the balance of $180 million being advanced once project costs incurred on the Copper World Complex exceed $98 million and certain other customary conditions. Under the Copper World Complex PMPA, the Company is permitted to elect to pay the deposit in cash or the delivery of common shares. Additionally, the Company will be entitled to certain delay payments, including where construction ceases in any material respect, or if completion is not achieved within agreed upon timelines.

Curipamba

Under the terms of the Curipamba PMPA, the Company is committed to pay additional upfront cash payments of $162.4 million, which includes $350,000 which will be paid to support certain local community development initiatives around the Curipamba Project. The payments will be payable in four staged installments during construction, subject to various customary conditions being satisfied.

Fenix

Under the terms of the Fenix PMPA, the Company is committed to pay Rio2 Limited (“Rio2”) additional upfront cash payments of $25 million, payable subject to Rio2’s receipt of its Environmental Impact Assessment for the Fenix Project, and certain other conditions.

On June 28, 2022, Rio2 provided an update on the Fenix Gold environmental assessment process. The Environmental Assessment Service (“SEA”) published the Consolidation Evaluation Report with the recommendation to reject the EIA as it has been alleged that Rio2 has not provided enough information during the evaluation process to eliminate adverse impacts over the chinchilla, guanaco, and vicuña. On July 5, 2022, Rio2 announced that the Regional Evaluation Commission has voted to not approve the EIA. On September 7, 2022, Rio2 announced that on review of the Environmental Qualification Resolution (“RCA”), Rio2 identified numerous discrepancies with factual and procedural matters in the RCA and Rio2 has filed an administrative appeal on August 31, 2022. In parallel with the administrative appeal process, Rio2 indicate that they will work closely with regional authorities to address any remaining concerns. On September 7, 2022, Rio2 stated that the estimated timing for obtaining EIA approval is approximately one and a half to two years.

The Company’s management has determined that no indicator of impairment existed as of the balance sheet date and will continue to monitor Rio2’s response to the Regional Evaluation Commission decision.

WHEATON PRECIOUS METALS 2023 2ND QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [30]

Loma de La Plata

Under the terms of the Loma de La Plata PMPA, the Company is committed to pay Pan American Silver Corp. (“PAAS”) total upfront cash payments of $32 million following the satisfaction of certain conditions, including PAAS receiving all necessary permits to proceed with the mine construction and the Company finalizing the definitive terms of the PMPA.

Cotabambas

Under the terms of the Cotabambas Early Deposit Agreement, the Company is committed to pay Panoro additional upfront cash payments of $126 million, including $250,000 which will be advanced once certain conditions have been met. Following the delivery of a bankable definitive feasibility study, environmental study and impact assessment, and other related documents (collectively, the “Cotabambas Feasibility Documentation”), and receipt of permits and construction commencing, the Company may then advance the remaining deposit or elect to terminate the Cotabambas Early Deposit Agreement. If the Company elects to terminate, the Company will be entitled to a return of the portion of the amounts advanced less $2 million payable upon certain triggering events occurring.

Toroparu

Under the terms of the Toroparu Early Deposit Agreement, the Company is committed to pay a subsidiary of Aris Mining an additional $138 million, payable on an installment basis to partially fund construction of the mine. Aris Mining is to deliver certain feasibility documentation. Prior to the delivery of this feasibility documentation, Wheaton may elect to (i) not proceed with the agreement or (ii) not pay the balance of the upfront consideration and reduce the gold stream percentage from 10% to 0.909% and the silver stream percentage from 50% to nil. If option (i) is chosen, Wheaton will be entitled to a return of the amounts advanced less $2 million. If Wheaton elects option (ii), Aris Mining may elect to terminate the agreement and Wheaton will be entitled to a return of the amount of the deposit already advanced less $2 million.

Kutcho

Under the terms of the Kutcho Early Deposit Agreement, the Company is committed to pay Kutcho additional upfront cash payments of $58 million, which will be advanced on an installment basis to partially fund construction of the mine once certain conditions have been satisfied.

Taxes - Canada Revenue Agency – 2013 to 2016 Taxation Years - Domestic Reassessments 1

The Company received Notices of Reassessment in 2018, 2019, and 2022 for the 2013 to 2016 taxation years in which the Canada Revenue Agency (“CRA”) is seeking to change the timing of the deduction of upfront payments with respect to the Company’s PMPAs relating to Canadian mining assets, so that the cost of precious metal acquired under these Canadian PMPAs is equal to the cash cost paid on delivery plus an amortized amount of the upfront payment determined on a units-of-production basis over the estimated recoverable reserves, and where applicable, resources and exploration potential at the respective mine (the “Domestic Reassessments”).

In total, the Company expects the Domestic Reassessments to have assessed tax, interest and other penalties of approximately $2 million.

Management believes the Company’s position, as reflected in its filed Canadian income tax returns and consistent with the terms of the PMPAs, that the cost of the precious metal acquired under the Canadian PMPAs is equal to the market value while a deposit is outstanding, and the cash cost thereafter, is correct. The Company has filed Notices of Objection and paid 50% of the disputed amounts in order to challenge the Domestic Reassessments.

Tax Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including audits and disputes.

Under the terms of the settlement with the CRA of the transfer pricing dispute relating to the 2005 to 2010 taxation years (the “CRA Settlement”), income earned outside of Canada by the Company’s foreign subsidiaries will not be subject to tax in Canada under transfer pricing rules. The CRA Settlement principles apply to all taxation years after 2010 subject to there being no material change in facts or change in law or jurisprudence. The CRA is not restricted under the terms of the CRA Settlement from issuing reassessments on some basis other than transfer pricing which could result in some or all of the income of the Company’s foreign subsidiaries being subject to tax in Canada.

It is not known or determinable by the Company when the currently ongoing audits by CRA of international and domestic transactions will be completed, or whether reassessments will be issued, or the basis, quantum or timing of

[1]

The assessment by management of the expected impact of the Domestic Reassessments on the Company is “forward-looking information”. Please see “Cautionary Note Regarding Forward-Looking Statements” in the MD&A for material risks, assumptions and important disclosure associated with this information.

WHEATON PRECIOUS METALS 2023 2ND QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [31]

any such potential reassessments, and it is therefore not practicable for the Company to estimate the financial effect, if any, of those ongoing audits.

From time to time there may also be proposed legislative changes to law or outstanding legal actions that may have an impact on the current or prior periods, the outcome, applicability and impact of which is also not known or determinable by the Company.

General

By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations. In the event that the Company’s estimate of the future resolution of any of the foregoing matters changes, the Company will recognize the effects of the change in its consolidated financial statements in the appropriate period relative to when such change occurs.

Share Capital

During the three months ended June 30, 2023, the Company received proceeds of $1 million from the exercise of 32,611 share purchase options at a weighted average exercise price of Cdn$35.78 per option (six months - $10 million from the exercise of 430,247 share purchase options at a weighted average exercise price of Cdn$31.52). During the three months ended June 30, 2022, the Company received cash proceeds of $2 million from the exercise of stock options, primarily related to the exercise of stock options on March 31, 2022 (six months - $8 million from the exercise of 329,914 share purchase options at a weighted average exercise price of Cdn$28.87).

During the three months ended June 30, 2023, the Company released 60,155 RSUs (six months - 119,827 RSUs). During the six months ended June 30, 2022, the Company released 87,838 RSUs, with all releases taking place during the three months ended March 31, 2022.

The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares. During the six months ended June 30, 2023, there were 100,732 common shares issued under the DRIP, with all the shares being issued during the three months ended June 30, 2023. During the six months ended June 30, 2022, there were 410,488 common shares issued under the DRIP, with all the shares being issued during the three months ended June 30, 2022.

As of August 10, 2023, there were 452,969,332 outstanding common shares, 1,361,883 share purchase options and 323,759 restricted share units. The 10,000,000 share purchase warrants outstanding on December 31, 2022 expired on February 28, 2023 unexercised.

At the Market Equity Program

The Company has established an at-the-market equity program (the “ATM Program”) that allows the Company to issue up to $300 million worth of common shares from treasury (“Common Shares”) to the public from time to time at the Company’s discretion and subject to regulatory requirements. The ATM Program will be effective until the date that all Common Shares available for issue under the ATM Program have been issued or the ATM Program is terminated prior to such date by the Company or the agents.

Wheaton intends that the net proceeds from the ATM Program, if any, will be available as one potential source of funding for stream acquisitions and/or other general corporate purposes including the repayment of indebtedness. As at June 30, 2023, the Company has not issued any shares under the ATM program.

Financial Instruments

The Company owns equity interests in several companies as long-term investments (see page 10 of this MD&A) and therefore is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

In order to mitigate the effect of short-term volatility in gold, silver and palladium prices, the Company will occasionally enter into forward contracts in relation to gold, silver and palladium deliveries that it is highly confident will occur within a given quarter. The Company does not hedge its long-term exposure to commodity prices. The Company has not used derivative financial instruments to manage the risks associated with its operations and therefore, in the normal course of business, it is inherently exposed to currency, interest rate and commodity price fluctuations.

New Accounting Standards Effective in 2023

Amendment to IAS 12 - Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The amendments to IAS 12 clarify that the initial recognition exemption does not apply to transactions in which equal amounts of deductible and taxable temporary differences arise on initial recognition. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. Early application of the amendments is permitted.

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The amendments apply to transactions that occur on or after the beginning of the earliest comparative period presented. In addition, at the beginning of the earliest comparative period the following would be recognized:

●

a deferred tax asset to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized and a deferred tax liability for all deductible and taxable temporary differences associated with right-of-use assets and lease liabilities; and

●	the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at that date.

The implementation of this amendment did not have a material impact on the Company.

Amendments to IAS 1 and IFRS Practice Statement 2 – Disclosure of Accounting policies

The amendments require that an entity discloses its material accounting policy information, instead of its significant accounting policies. Further amendments explain how an entity can identify a material accounting policy. Examples of when an accounting policy is likely to be material are added. To support the amendment, the IASB has also developed guidance and examples to explain and demonstrate the application of the ‘four-step materiality process’ described in IFRS Practice Statement 2. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. This amendment did not have a significant impact to the Company’s condensed interim consolidated financial statements.

Future Changes to Accounting Policies

The International Accounting Standards Board (“IASB”) has issued the following new or amended standards:

Amendment to IAS 1- Presentation of Financial statements

The amendments to IAS 1, clarify the presentation of liabilities. The classification of liabilities as current or non-current is based on contractual rights that are in existence at the end of the reporting period and is affected by expectations about whether an entity will exercise its right to defer settlement. A liability not due over the next twelve months is classified as non-current even if management intends or expects to settle the liability within twelve months. The amendment also introduces a definition of ‘settlement’ to make clear that settlement refers to the transfer of cash, equity instruments, other assets, or services to the counterparty. The amendment issued in October 2022 also clarifies how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. Covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. The amendments are effective for annual reporting periods beginning on or after January 1, 2024. The implementation of this amendment is not expected to have a material impact on the Company.

Amendments to IAS 12 - International Tax Reform — Pillar Two Model Rules

The amendments to IAS 12 provide a mandatory temporary exception to the requirements regarding deferred tax assets and liabilities related to pillar two income taxes (Global Minimum Tax) as well as disclosure requirements that an entity has to disclose separately its current tax expense related to Global Minimum Tax and that in periods in which Global Minimum Tax legislation is enacted or substantively enacted, but not yet in effect, an entity discloses known or reasonably estimable information that helps users of financial statements understand the entity’s exposure to Global Minimum Tax arising from that legislation. The mandatory temporary exemption is effective immediately and the disclosure requirements are effective for annual periods beginning January 1, 2023. The Company has applied this mandatory exception in the current period.

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Non-IFRS Measures

Wheaton has included, throughout this document, certain non-IFRS performance measures, including (i) adjusted net earnings and adjusted net earnings per share; (ii) operating cash flow per share (basic and diluted); (iii) average cash costs of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis; and (iv) cash operating margin.

These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

i.

Adjusted net earnings and adjusted net earnings per share are calculated by removing the effects of non-cash impairment charges (reversals) (if any), non-cash fair value (gains) losses and other one-time (income) expenses as well as the reversal of non-cash income tax expense (recovery) which is offset by income tax expense (recovery) recognized in the Statements of Shareholders’ Equity and OCI, respectively. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance.

The following table provides a reconciliation of adjusted net earnings and adjusted net earnings per share (basic and diluted).

	Three Months Ended June 30		Six Months Ended June 30

(in thousands, except for per share amounts)	2023	2022	2023	2022

Net earnings	$141,448	$149,074	$252,839	$306,542

Add back (deduct):

Gain on disposal of Mineral Stream Interest	(5,027)	-	(5,027)	-

(Gain) loss on fair value adjustment of share purchase warrants held	280	154	105	897

Income tax (expense) recovery recognized in the Statement of Shareholders’ Equity	-	(292)	-	500

Income tax (expense) recovery recognized in the Statement of OCI	6,044	349	2,090	155

Income tax recovery related to prior year disposal of Mineral Stream Interest	-	-	(2,672)	-

Other	(161)	-	(320)	(802)

Adjusted net earnings	$142,584	$149,285	$247,015	$307,292

Divided by:

Basic weighted average number of shares outstanding	452,892	451,524	452,633	451,221

Diluted weighted average number of shares outstanding	453,575	452,359	453,368	452,123

Equals:

Adjusted earnings per share - basic	$0.315	$0.331	$0.546	$0.681

Adjusted earnings per share - diluted	$0.314	$0.330	$0.545	$0.680

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ii.

Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted). The Company presents operating cash flow per share as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis.

The following table provides a reconciliation of operating cash flow per share (basic and diluted).

	Three Months Ended June 30		Six Months Ended June 30

(in thousands, except for per share amounts)	2023	2022	2023	2022

Cash generated by operating activities	$202,376	$206,359	$337,482	$416,899

Divided by:

Basic weighted average number of shares outstanding	452,892	451,524	452,633	451,221

Diluted weighted average number of shares outstanding	453,575	452,359	453,368	452,123

Equals:

Operating cash flow per share - basic	$0.447	$0.457	$0.746	$0.924

Operating cash flow per share - diluted	$0.446	$0.456	$0.744	$0.922

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iii.

Average cash cost of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis is calculated by dividing the total cost of sales, less depletion, by the ounces or pounds sold. In the precious metal mining industry, this is a common performance measure but does not have any standardized meaning prescribed by IFRS. In addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.

The following table provides a calculation of average cash cost of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis.

	Three Months Ended June 30		Six Months Ended June 30

(in thousands, except for gold and palladium ounces sold and per unit amounts)	2023	2022	2023	2022

Cost of sales	$113,116	$140,625	$210,079	$268,020

Less: depletion	(54,474)	(65,682)	(99,473)	(123,084)

Cash cost of sales	$58,642	$74,943	$110,606	$144,936

Cash cost of sales is comprised of:

Total cash cost of gold sold	$34,675	$39,189	$65,711	$76,321

Total cash cost of silver sold	22,234	32,834	41,231	61,149

Total cash cost of palladium sold	887	1,378	1,752	2,980

Total cash cost of cobalt sold	846	1,542	1,912	4,486

Total cash cost of sales	$58,642	$74,943	$110,606	$144,936

Divided by:

Total gold ounces sold	75,294	84,337	137,899	162,238

Total silver ounces sold	4,437	5,848	8,186	11,401

Total palladium ounces sold	3,392	3,378	6,338	7,453

Total cobalt pounds sold	265	225	588	736

Equals:

Average cash cost of gold (per ounce)	$461	$465	$477	$470

Average cash cost of silver (per ounce)	$5.01	$5.61	$5.04	$5.36

Average cash cost of palladium (per ounce)	$261	$408	$277	$400

Average cash cost of cobalt (per pound)	$3.20	$6.86	$3.25	$6.09

WHEATON PRECIOUS METALS 2023 2ND QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [36]

iv.

Cash operating margin is calculated by subtracting the average cash cost of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis from the average realized selling price of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis. The Company presents cash operating margin as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis as well as to evaluate the Company’s ability to generate cash flow.

The following table provides a reconciliation of cash operating margin.

	Three Months Ended June 30		Six Months Ended June 30

(in thousands, except for gold and palladium ounces sold and per unit amounts)	2023	2022	2023	2022

Total sales:

Gold	$149,511	$157,842	$268,708	$303,517

Silver	$107,081	$130,228	$192,758	$264,560

Palladium	$4,879	$7,203	$9,614	$16,736

Cobalt	$3,501	$7,649	$8,357	$25,353

Divided by:

Total gold ounces sold	75,294	84,337	137,899	162,238

Total silver ounces sold	4,437	5,848	8,186	11,401

Total palladium ounces sold	3,392	3,378	6,338	7,453

Total cobalt pounds sold	265	225	588	736

Equals:

Average realized price of gold (per ounce)	$1,986	$1,872	$1,949	$1,871

Average realized price of silver (per ounce)	$24.13	$22.27	$23.55	$23.21

Average realized price of palladium (per ounce)	$1,438	$2,132	$1,517	$2,246

Average realized price of cobalt (per pound)	$13.23	$34.01	$14.22	$34.43

Less:

Average cash cost of gold [1] (per ounce)	$(461)	$(465)	$(477)	$(470)

Average cash cost of silver [1] (per ounce)	$(5.01)	$(5.61)	$(5.04)	$(5.36)

Average cash cost of palladium [1] (per ounce)	$(261)	$(408)	$(277)	$(400)

Average cash cost of cobalt [1] (per pound)	$(3.20)	$(6.86)	$(3.25)	$(6.09)

Equals:

Cash operating margin per gold ounce sold	$1,525	$1,407	$1,472	$1,401

As a percentage of realized price of gold	77%	75%	76%	75%

Cash operating margin per silver ounce sold	$19.12	$16.66	$18.51	$17.85

As a percentage of realized price of silver	79%	75%	79%	77%

Cash operating margin per palladium ounce sold	$1,177	$1,724	$1,240	$1,846

As a percentage of realized price of palladium	82%	81%	82%	82%

Cash operating margin per cobalt pound sold	$10.03	$27.15	$10.97	$28.34

As a percentage of realized price of cobalt	76%	80%	77%	82%

1)	Refer to discussion on non-IFRS measure (iii) on page 36 of this MD&A.

WHEATON PRECIOUS METALS 2023 2ND QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [37]

Subsequent Events

Declaration of Dividend

Under the Company’s dividend policy, the quarterly dividend per common share is targeted to equal approximately 30% of the average cash flow generated by operating activities in the previous four quarters divided by the Company’s then outstanding common shares, all rounded to the nearest cent. To minimize volatility in quarterly dividends, the Company has set a minimum quarterly dividend for the duration of 2023 equal to the dividend per common share declared in the prior quarter, which was $0.15 per share. The declaration, timing, amount and payment of future dividends remain at the discretion of the Board of Directors.

On August 10, 2023, the Board of Directors declared a dividend in the amount of $0.15 per common share, with this dividend being payable to shareholders of record on August 25, 2023 and is expected to be distributed on or about September 7, 2023. The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares based on the Average Market Price, as defined in the DRIP.

Controls and Procedures

Disclosure Controls and Procedures

Wheaton’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the design and effectiveness of Wheaton’s disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administrators, as of June 30, 2023. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that Wheaton’s disclosure controls and procedures were effective as of June 30, 2023.

Internal Control Over Financial Reporting

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s controls include policies and procedures that:

●	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

●

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company’s management and directors; and,

●

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s internal control over financial reporting using the framework and criteria established in Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that the internal control over financial reporting was effective at as of June 30, 2023.

There have been no changes in the Company’s internal control over financial reporting during the three months ended June 30, 2023 that would materially affect, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitation of Controls and Procedures

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all

WHEATON PRECIOUS METALS 2023 2ND QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [38]

potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Attributable Reserves and Resources

The following tables set forth the estimated Mineral Reserves and Mineral Resources (metals attributable to Wheaton only) for the mines relating to which the Company has PMPAs, adjusted where applicable to reflect the Company’s percentage entitlement to such metals, as of December 31, 2022, unless otherwise noted.

Mineral Reserves Attributable to Wheaton Precious Metals (1,2,3,8,31)

		December 31, 2022 (6)										December 31, 2021

		Proven			Probable			Proven & Probable				Proven & Probable
Asset	Interest	Tonnage Mt	Grade g/t / %	Contained Moz / Mlbs	Tonnage Mt	Grade g/t / %	Contained Moz / Mlbs	Tonnage Mt	Grade g/t / %	Contained Moz / Mlbs	Process Recovery % (7)	Tonnage Mt	Grade g/t / %	Contained Moz / Mlbs
Gold
Salobo (10)	75%	188.8	0.40	2.43	645.5	0.34	7.06	834.3	0.35	9.48	76%	850.1	0.35	9.60
Stillwater (13)	100%	10.0	0.36	0.12	50.3	0.37	0.60	60.2	0.37	0.72	69%	68.3	0.34	0.74
Constancia	50%	222.7	0.06	0.44	23.4	0.04	0.03	246.1	0.06	0.47	61%	260.5	0.07	0.55
Sudbury (11)	70%	8.4	0.50	0.13	22.1	0.26	0.19	30.4	0.33	0.32	75%	22.8	0.45	0.33
San Dimas (14)	25%	0.7	3.51	0.07	0.4	3.03	0.04	1.1	3.32	0.12	95%	1.0	3.87	0.12
Marmato (11,15)	10.5%	0.2	4.31	0.03	3.0	3.07	0.30	3.3	3.16	0.33	90%	2.1	3.19	0.21
Cangrejos (11,31)	6.6%	-	-	-	43.5	0.55	0.76	43.5	0.55	0.76	85%	-	-	-
Blackwater (11,27)	8%	23.4	0.74	0.56	0.7	0.80	0.02	24.1	0.74	0.57	91%	19.8	0.74	0.47
Santo Domingo (11,25)	100%	65.4	0.08	0.17	326.9	0.03	0.34	392.3	0.04	0.51	61%	392.3	0.04	0.51
Marathon (11,28)	100%	111.6	0.07	0.25	12.5	0.06	0.02	124.2	0.07	0.28	71%	117.7	0.07	0.26
Curipamba (11,29)	50%	1.6	2.83	0.14	1.7	2.23	0.12	3.2	2.52	0.26	53%	3.2	2.52	0.26
Goose (11,30)	2.78%	0.2	5.54	0.04	0.3	6.29	0.06	0.5	5.97	0.10	93%	0.8	5.97	0.14
Kutcho (12)	100%	6.8	0.37	0.08	10.6	0.39	0.13	17.4	0.38	0.21	41%	17.4	0.38	0.21
Fenix (11,26)	6%	3.1	0.52	0.05	3.8	0.47	0.06	6.9	0.49	0.11	75%	6.9	0.49	0.11

Total Gold				4.52			9.73			14.25				13.52
Silver
Peñasquito (10)	25%	26.1	38.0	31.9	53.0	32.0	54.6	79.1	34.0	86.5	86%	90.5	33.8	98.5
Constancia	100%	445.3	3.0	43.1	46.8	2.8	4.3	492.1	3.0	47.4	70%	521.0	3.1	51.7
Antamina (10,11,18)	33.75%
Copper		38.6	7.0	8.7	24.9	8.0	6.4	63.6	7.4	15.1	75%	72.5	7.6	17.7
Copper-Zinc		13.8	13.0	5.8	17.9	15.0	8.6	31.7	14.1	14.4	75%	40.9	14.0	18.4
Zinkgruvan	100%
Zinc		3.7	73.2	8.6	5.6	66.0	12.0	9.3	68.9	20.6	83%	10.3	85.6	28.3
Copper		1.6	33.4	1.7	0.1	38.9	0.1	1.7	33.6	1.8	70%	2.2	32.3	2.3
Neves-Corvo	100%
Copper		3.1	32.7	3.3	18.1	33.3	19.4	21.2	33.2	22.6	24%	25.1	31.4	25.3
Zinc		3.4	69.4	7.5	18.9	61.8	37.6	22.3	62.9	45.1	30%	24.8	63.1	50.2
Aljustrel (19)	100%	10.2	45.2	14.8	25.3	44.2	35.9	35.5	44.5	50.7	26%	37.2	47.1	56.2
San Dimas (14)	25%	0.7	277.8	5.8	0.4	265.1	3.6	1.1	272.8	9.5	94%	1.0	315.3	9.7
Cozamin (11,20)	50%
Copper		-	-	-	4.6	42.6	6.3	4.6	42.6	6.3	86%	5.4	45.6	8.0
Zinc		-	-	-	0.5	50.8	0.9	0.5	50.8	0.9	60%	0.7	44.5	1.0
Los Filos	100%	21.7	5.0	3.5	96.5	7.1	22.1	118.2	6.7	25.6	10%	104.2	8.5	28.5
Marmato (11,15)	100%	2.1	16.4	1.1	28.1	5.3	4.8	30.2	6.1	5.9	34%	19.7	6.9	4.4
Copper World Complex (21)
Rosemont	100%	408.6	5.0	66.2	108.0	3.0	10.4	516.6	4.6	76.7	76%	516.6	4.6	76.7
Blackwater (11,27)	50%	161.9	5.8	30.1	4.6	5.8	0.9	166.5	5.8	31.0	61%	166.5	5.8	31.0
Kutcho (12)	100%	6.8	24.5	5.4	10.6	30.1	10.2	17.4	27.9	15.6	46%	17.4	27.9	15.6
Curipamba (11,29)	75%	2.4	41.4	3.1	2.5	49.7	4.0	4.9	45.7	7.1	63%	4.9	45.7	7.1

Total Silver				240.6			242.0			482.7				530.4
Palladium
Stillwater (11,13)	4.5%	0.3	10.5	0.10	1.5	10.6	0.50	1.8	10.6	0.60	90%	2.0	9.7	0.63

Total Palladium				0.10			0.50			0.60				0.63
Platinum
Marathon (11,28)	22%	25.3	0.2	0.16	2.8	0.1	0.01	28.1	0.2	0.18	76%	25.9	0.2	0.17

Total Platinum				0.16			0.01			0.18				0.17
Cobalt
Voisey’s Bay (11,22)	42.4%	5.5	0.12	14.1	7.5	0.12	19.1	13.0	0.12	33.2	84%	11.4	0.12	31.4

Total Cobalt				14.1			19.1			33.2				31.4

WHEATON PRECIOUS METALS 2023 2ND QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [39]

Mineral Resources Attributable to Wheaton Precious Metals (1,2,3,4,5,9,31)

		December 31, 2022 (6)

		Measured			Indicated			Measured & Indicated			Inferred
	Interest	Tonnage Mt	Grade g/t / %	Contained Moz /Mlbs	Tonnage Mt	Grade g/t / %	Contained Moz / Mlbs	Tonnage Mt	Grade g/t / %	Contained Moz / Mlbs	Tonnage Mt	Grade g/t / %	Contained Moz / Mlbs
Gold
Salobo (10)	75%	28.2	0.15	0.14	369.1	0.24	2.85	397.3	0.23	2.98	162.1	0.30	1.56
Stillwater (13)	100%	19.3	0.27	0.17	19.1	0.22	0.13	38.3	0.25	0.30	114.0	0.34	1.25
Constancia	50%	63.8	0.05	0.10	70.5	0.04	0.09	134.3	0.04	0.19	32.1	0.05	0.06
Sudbury (11)	70%	2.3	1.16	0.08	3.5	0.48	0.05	5.8	0.74	0.14	2.0	0.47	0.03
San Dimas (14)	25%	-	-	-	0.1	1.97	0.01	0.1	1.97	0.01	1.1	3.57	0.12
Marmato (11,15)	10.5%	0.1	5.04	0.01	1.7	2.28	0.13	1.8	2.40	0.14	1.9	2.43	0.14
Minto	100%	-	-	-	11.1	0.53	0.19	11.1	0.53	0.19	13.0	0.49	0.21
Cangrejos (11,31)	6.6%	-	-	-	20.6	0.38	0.25	20.6	0.38	0.25	13.0	0.39	0.16
Blackwater (11,27)	8%	4.1	0.35	0.05	6.4	0.49	0.10	10.5	0.44	0.15	0.7	0.45	0.01
Toroparu (12,16)	10%	4.2	1.45	0.20	7.3	1.46	0.34	11.5	1.45	0.54	2.1	1.71	0.12
Santo Domingo (11,25)	100%	1.4	0.05	0.002	120.1	0.03	0.11	121.5	0.03	0.12	31.8	0.02	0.03
Marathon (11,28)	100%	30.2	0.07	0.06	39.6	0.06	0.08	69.8	0.06	0.14	19.1	0.04	0.03
Curipamba (11,29)	50%	-	-	-	1.2	1.63	0.06	1.2	1.63	0.06	0.4	1.62	0.02
Goose (11,30)	2.78%	0.03	4.94	0.00	0.1	5.18	0.01	0.1	5.13	0.02	0.1	6.64	0.03
Kutcho (12)	100%	0.4	0.20	0.003	5.0	0.38	0.06	5.4	0.37	0.06	12.9	0.25	0.10
Fenix (11,26)	6%	2.9	0.34	0.03	9.3	0.33	0.10	12.3	0.33	0.13	4.8	0.32	0.05
Cotabambas (12,23)	25%	-	-	-	29.3	0.23	0.22	29.3	0.23	0.22	151.3	0.17	0.84
Brewery Creek Royalty (24)	2%	0.3	1.06	0.01	0.5	1.02	0.02	0.8	1.03	0.03	1.0	0.88	0.03
Metates Royalty (17)	0.5%	0.2	0.86	0.004	4.5	0.56	0.08	4.6	0.57	0.08	0.7	0.47	0.01

Total Gold				0.87			4.88			5.75			4.80
Silver
Peñasquito (10)	25%	11.9	23.9	9.1	65.9	24.0	50.8	77.7	24.0	59.9	21.2	27.2	18.6
Constancia	100%	127.5	2.2	8.8	141.0	2.2	10.0	268.5	2.2	18.8	64.1	2.6	5.3
Antamina (10,11,18)	33.75%
Copper		29.7	8.0	7.6	108.2	9.0	31.3	137.9	8.8	38.9	207.4	9.2	61.2
Copper-Zinc		12.8	21.0	8.7	54.0	18.0	31.2	66.8	18.6	39.9	94.9	16.0	48.8
Zinkgruvan	100%
Zinc		2.9	56.1	5.2	6.7	66.3	14.3	9.6	63.3	19.5	17.6	91.0	51.6
Copper		1.9	32.0	1.9	0.4	34.9	0.5	2.3	32.5	2.4	0.3	27.0	0.2
Neves-Corvo	100%
Copper		5.3	48.3	8.2	30.5	48.9	47.9	35.7	48.8	56.1	14.2	29.1	13.3
Zinc		6.4	62.6	12.9	37.4	57.5	69.1	43.8	58.3	82.0	3.9	64.1	8.0
San Dimas (14)	25%	-	-	-	0.1	183.3	0.6	0.1	183.3	0.6	1.1	306.4	10.5
Aljustrel (19)	100%	7.4	56.6	13.4	10.3	45.5	15.1	17.7	50.2	28.5	12.2	40.8	16.0
Cozamin (11,20)	50%
Copper		0.2	53.8	0.3	3.4	42.4	4.6	3.6	43.0	4.9	2.4	41.5	3.2
Zinc		-	-	-	1.4	36.5	1.6	1.4	36.5	1.6	1.7	33.8	1.8
Marmato (11,15)	100%	0.7	25.3	0.6	16.3	6.0	3.1	17.0	6.8	3.7	17.7	3.2	1.8
Minto	100%	-	-	-	11.1	4.7	1.7	11.1	4.7	1.7	13.0	4.5	1.9
Stratoni	100%	-	-	-	1.4	153.0	6.6	1.4	153.0	6.6	1.7	162.2	8.9
Copper World Complex (21)	100%
Rosemont		112.2	3.9	14.1	358.0	2.7	31.5	470.2	3.0	45.6	68.7	1.7	3.7
Copper World		-	-	-	180.0	2.7	15.6	180.0	2.7	15.6	91.0	3.8	11.1
Blackwater (11,27)	50%	33.7	4.7	5.1	52.9	8.7	14.8	86.6	7.1	19.9	5.6	12.8	2.3
Kutcho (12)	100%	0.4	28.0	0.4	5.0	25.7	4.1	5.4	25.9	4.5	12.9	20.0	8.3
Curipamba (11,29)	75%	-	-	-	1.8	38.4	2.2	1.8	38.4	2.2	0.7	31.6	0.7
Pascua-Lama	25%	10.7	57.2	19.7	97.9	52.2	164.4	108.6	52.7	184.1	3.8	17.8	2.2
Loma de La Plata	12.5%	-	-	-	3.6	169.0	19.8	3.6	169.0	19.8	0.2	76.0	0.4
Toroparu (12,16)	50%	21.2	1.8	1.2	36.3	1.2	1.4	57.5	1.4	2.7	10.6	0.8	0.3
Cotabambas (12,23)	100%	-	-	-	117.1	2.7	10.3	117.1	2.7	10.3	605.3	2.3	45.4
Metates Royalty (17)	0.5%	0.2	18.2	0.1	4.5	14.2	2.0	4.6	14.3	2.1	0.7	13.2	0.3

Total Silver				117.3			554.7			672.0			325.6
Palladium
Stillwater (11,13)	4.5%	0.19	8.1	0.05	0.2	6.1	0.04	0.4	7.1	0.09	1.1	9.5	0.35

Total Palladium				0.05			0.04			0.09			0.35
Platinum
Marathon (11,28)	22.0%	7.14	0.2	0.04	9.4	0.1	0.04	16.5	0.1	0.08	4.3	0.1	0.01

Total Platinum				0.04			0.04			0.08			0.01
Cobalt
Voisey’s Bay (11,22)	42.4%	1.6	0.05	1.5	-	-	-	1.6	0.05	1.5	2.4	0.15	7.8

Total Cobalt				1.5			-			1.5			7.8

WHEATON PRECIOUS METALS 2023 2ND QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [40]

Notes on Mineral Reserves & Mineral Resources:

1.

All Mineral Reserves and Mineral Resources have been estimated in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards for Mineral Resources and Mineral Reserves and National Instrument 43-101 – Standards for Disclosure for Mineral Projects (“NI 43-101”), or the 2012 Australasian Joint Ore Reserves Committee (JORC) Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

2.

Mineral Reserves and Mineral Resources are reported above in millions of metric tonnes (“Mt”), grams per metric tonne (“g/t”) for gold, silver, palladium and platinum, percent (“%”) for cobalt, millions of ounces (“Moz”) for gold, silver, palladium and platinum and millions of pounds (“Mlbs”) for cobalt.

3.	Qualified persons (“QPs”), as defined by the NI 43-101, for the technical information contained in this document (including the Mineral Reserve and Mineral Resource estimates) are:

a.	Neil Burns, M.Sc., P.Geo. (Vice President, Technical Services); and
b.	Ryan Ulansky, M.A.Sc., P.Eng. (Vice President, Engineering),

both employees of the Company (the “Company’s QPs”).

4.

The Mineral Resources reported in the above tables are exclusive of Mineral Reserves. The Cozamin mine, San Dimas mine, Minto mine, Neves-Corvo mine, Zinkgruvan mine, Aljustrel mines, Santo Domingo project, Blackwater project, Kutcho project, Marathon project, Fenix project, Curipamba project, Cangrejos project and Goose project report Mineral Resources inclusive of Mineral Reserves. The Company’s QPs have made the exclusive Mineral Resource estimates for these mines based on average mine recoveries and dilution.

5.	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

6.

Other than as detailed below, Mineral Reserves and Mineral Resources are reported as of December 31, 2022 based on information available to the Company as of the date of this document, and therefore will not reflect updates, if any, after such date.

a.

Mineral Resources for Aljustrel’s Feitais mine are reported as of July 2022, Moinho & St João mines as of June 2022 and the Estação project as of July 2018. Mineral Reserves for the Feitais, Moinho and St João mines are reported as of December 2021 and the Estação project as of April 2022.

b.	Mineral Resources for the Blackwater project are reported as of May 5, 2020 and Mineral Reserves as of September 10, 2021.

c.	Mineral Resources for the Brewery Creek project are reported as of January 18, 2022.

d.	Mineral Resources for the Cangrejos project are reported as of January 30, 2023 and Mineral Reserves as of March 30, 2023.

e.	Mineral Resources for the Cotabambas project are reported as of June 20, 2013.

f.	Mineral Resources for the Curipamba project are reported as of October 26, 2021 and Mineral Reserves as of October 22, 2021.

g.	Mineral Resources and Mineral Reserves for the Fenix project are reported as of August 15, 2019.

h.	Mineral Resources for the Goose project are reported as of December 31, 2020 and Mineral Reserves as of January 15, 2021.

i.	Mineral Resources for the Kutcho project are reported as of July 20, 2021 and Mineral Reserves are reported as of November 8, 2021.

j.	Mineral Resources for the Loma de La Plata project are reported as of May 20, 2009.

k.	Mineral Resources and Mineral Reserves for the Los Filos mine are reported as of June 30, 2022.

l.	Mineral Resources and Mineral Reserves for the Marmato mine are reported as of June 30, 2022.

m.	Mineral Resources Metates royalty are reported as of January 28, 2023.

n.	Mineral Resources for the Minto mine are reported as of March 31, 2021.

o.	Mineral Resources and Mineral Reserves for the Copper World Complex Rosemont project are reported as of March 30, 2017 and Mineral Resources for Copper World as of December 1, 2021.

p.	Mineral Resources for the Santo Domingo project are reported as of February 13, 2020 and Mineral Reserves as of November 14, 2018.

q.	Mineral Resources and Mineral Reserves for the Stratoni mine are reported as of September 30, 2022.

r.	Mineral Resources for the Toroparu project are reported as of February 10, 2023.

7.

Process recoveries are the average percentage of gold, silver, palladium, platinum, or cobalt in a saleable product (doré or concentrate) recovered from mined ore at the applicable site process plants as reported by the operators.

8.	Mineral Reserves are estimated using appropriate process and mine recovery rates, dilution, operating costs and the following commodity prices:

a.	Aljustrel mine – 3.0% zinc cut-off for the Feitais, Moinho and St João mines and the Estação project.

b.	Antamina mine – $6,000 per hour of mill operation cut-off assuming $3.30 per pound copper, $1.10 per pound zinc, $9.30 per pound molybdenum and $20.70 per ounce silver.

c.	Blackwater project – NSR cut-off of Cdn $13.00 per tonne assuming $1,400 per ounce gold and $15.00 per ounce silver.

d.	Cangrejos project – declining NSR cut-offs of between $23.00 and $7.76 per tonne assuming $1,500 per ounce gold, $3.00 per pound copper and $18.00 per ounce silver.

e.	Constancia mine – NSR cut-off of $6.40 per tonne assuming $1,650 per ounce gold, $22.00 per ounce silver, $3.60 per pound copper and $12.00 per pound molybdenum.

f.	Copper World Complex Rosemont project – NSR cut-off of $6.00 per ton assuming $18.00 per ounce silver, $3.15 per pound copper and $11.00 per pound molybdenum.

g.

Cozamin mine – NSR cut-offs of $60.54 per tonne for long-hole stoping and $65.55 per tonne for cut and fill mining, all assuming $3.55 per pound copper, $20.00 per ounce silver, $0.90 per pound lead and $1.15 per pound zinc.

h.	Curipamba project – NSR cut-off of $32.99 per tonne assuming $1,630 per ounce gold, $21 per ounce silver, $3.31 per pound copper, $0.92 per pound lead and $1.16 per pound zinc.

i.	Fenix project – 0.24 grams per tonne gold cut-off assuming $1.250 per ounce gold.

j.	Goose project:

i.	Umwelt – 1.72 grams per tonne for open pit and 3.9 grams per tonne for underground.

ii.	Llama – 1.74 grams per tonne for open pit and 4.1 grams per tonne for underground.

iii.	Goose Main – 1.70 grams per tonne for open pit and 4.1 grams per tonne for underground.

iv.	Echo – 1.60 grams per tonne for open pit and 3.5 grams per tonne for underground.

k.	Kutcho project – NSR cut-offs of Cdn $38.40 per tonne for oxide ore and Cdn $55.00 per tonne for sulfide for the open pit and Cdn $129.45

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per tonne for the underground assuming $3.50 per pound copper, $1.15 per pound zinc, $20.00 per ounce silver and $1,600 per ounce gold.

l.

Los Filos mine – Variable breakeven cut-offs for the open pits depending on process destination and metallurgical recoveries and NSR cut-offs of $65.80 - $96.60 per tonne for the underground mines, assuming $1,450 per ounce gold and $18.00 per ounce silver.

m.	Marathon project - NSR cut-off of Cdn $16.00 per tonne assuming $1,500 per ounce palladium, $1,000 per ounce platinum, $3.50 per pound copper, $1,600 per ounce gold and $20.00 per ounce silver.

n.	Marmato mine – 2.05 grams per tonne gold cut-off for the Upper Mine and 1.62 grams per tonne gold cut-off for the Lower Mine, all assuming $1,500 per ounce gold.

o.

Neves-Corvo mine – NSR cut-offs ranging from EUR 44 to 60 per tonne depending on area and mining method for both the copper and zinc Mineral Reserves assuming $3.35 per pound copper, $0.90 per pound lead and $1.15 per pound zinc.

p.	Peñasquito mine - $1,400 per ounce gold, $20.00 per ounce silver, $1.00 per pound lead and $1.20 per pound zinc.

q.	Salobo mine – 0.25% copper equivalent cut-off assuming $1,450 per ounce gold and $3.40 per pound copper.

r.	San Dimas mine – $1,750 per ounce gold and $22.50 per ounce silver.

s.	Santo Domingo project - variable throughput rates and cut-offs assuming $3.00 per pound copper,$1,290 per ounce gold and $100 per tonne iron.

t.	Stillwater mines - combined platinum and palladium cut-off of 6.86 grams per tonne for Stillwater and East Boulder sub-level extraction and 1.71 grams per tonne for Ramp & Fill at East Boulder.

u.	Sudbury mines - $1,450 per ounce gold, $8.16 per pound nickel, $3.40 per pound copper, $1,200 per ounce platinum, $1,400 per ounce palladium and $22.68 per pound cobalt.

v.

Voisey’s Bay mines – NSR cut-offs of Cdn $32 per tonne for Ovoid & Southeast Extension, Cdn$230 per tonne for Reid Brook, Cdn$250 per tonne for Eastern Deeps and Cdn$28 per tonne for Discovery Hill all assuming $3.40 per pound copper, $8.16 per pound nickel and $22.68 per pound cobalt.

w.

Zinkgruvan mine – NSR cut-offs ranging from SEK 750 to 950 per tonne depending on area and mining method for both the copper and zinc Mineral Reserves assuming $3.35 per pound copper and $0.90 per pound lead and $1.15 per pound zinc.

9.	Mineral Resources are estimated using appropriate recovery rates and the following commodity prices:

a.	Aljustrel mine – 3.0% zinc cut-off for Feitais, Moinho and St João mines and the Estação project.

b.	Antamina mine - $3.30 per pound copper, $1.20 per pound zinc, $13.10 per pound molybdenum and $24.50 per ounce silver.

c.	Blackwater project – 0.2 grams per tonne gold equivalent cut-off assuming $1,400 per ounce gold and $15.00 per ounce silver.

d.	Brewery Creek project – 0.37 grams per tonne gold cut-off assuming $1,500 per ounce gold.

e.	Cangrejos project - 0.25 grams per tonne gold equivalent cut-off assuming $1,600 per ounce gold, $3.50 per pound copper, $11.00 per pound molybdenum and $21.00 per ounce silver.

f.

Constancia mine – NSR cut-off of $6.40 per tonne for open pit and 0.65% copper cut-off for underground, both assuming $1,650 per ounce gold, $22.00 per ounce silver, $3.60 per pound copper and $12.00 per pound molybdenum.

g.

Copper World Complex – NSR cut-off of $5.70 per ton assuming $18.00 per ounce silver, $3.15 per pound copper and $11.00 per pound molybdenum for the Rosemont project and 0.1% copper cut-off assuming $3.45 per pound copper, $20.00 per ounce silver, $11.00 per pound molybdenum for the Copper World project.

h.	Cotabambas project – 0.2% copper equivalent cut-off assuming $1,350 per ounce gold, $23.00 per ounce silver, $3.20 per pound copper and $12.50 per pound molybdenum.

i.	Cozamin mine – NSR cut-off of $59 per tonne assuming $3.75 per pound copper, $22.00 per ounce silver, $1.00 per pound lead and $1.35 per pound zinc.

j.

Curipamba project - NSR cut-off of $29.00 per tonne for the open pit and $105 per tonne for the underground assuming $1,800 per ounce gold, $24 per ounce silver, $4.00 per pound copper, $1.05 per pound lead and $1.30 per pound zinc.

k.	Fenix project – 0.15 grams per tonne gold cut-off assuming $1,500 per ounce gold.

l.	Goose project - 1.4 grams per tonne gold cut-off for open pit and 3.0 grams per tonne for underground for all deposits, assuming a gold price of $1,550 per ounce.

m.

Kutcho project – 0.45% copper equivalent cut-off for the Main open pit and underground copper equivalent cut-offs of 1.05%, 0.95% and 1.05% for Main, Esso and Sumac respectively, all assuming $3.50 per pound copper, $1.15 per pound zinc, $20.00 per ounce silver and $1,600 per ounce gold.

n.	Loma de La Plata project – 50 grams per tonne silver equivalent cut-off assuming $12.50 per ounce silver and $0.50 per pound lead.

o.

Los Filos mine – 0.2 grams per tonne gold cut-off for the open pits, 1.71 grams per tonne gold cut-off for Los Filos South underground, 2.05 grams per tonne gold cut-off for Los Filos North underground and 2.71 grams per tonne gold cut-off for Bermejal underground, all assuming $1,550 per ounce gold and $18.00 per ounce silver.

p.

Marathon project – NSR cut-off of Cdn $15.00 per tonne for the Marathon project assuming $1,800 per ounce palladium, $1,000 per ounce platinum, $3.50 per pound copper, $1,600 per ounce gold and $20.00 per ounce silver. NSR cut-off of Cdn $13.00 per tonne for the Sally and Geordie projects assuming $1,600 per ounce palladium, $900 per ounce platinum, $3.00 per pound copper, $1,500 per ounce gold and $18.00 per ounce silver.

q.	Marmato mine – 1.8 grams per tonne gold cut-off for the Upper Mine and 1.3 grams per tonne gold cut-off for the Lower Mine, all assuming $1,700 per ounce gold.

r.	Metates royalty – 0.26 grams per tonne gold equivalent cut-off assuming $1,600 per ounce gold and $20.00 per ounce silver.

s.	Minto mine – NSR cut-off of Cdn $35.00 per tonne for open pit and Cdn $70 per tonne for underground, assuming $1,500 per ounce gold, $18.00 per ounce silver and $3.10 per pound copper.

t.

Neves-Corvo mine – 1.0% copper cut-off for the copper Mineral Resource and 4.5% zinc cut-off for the zinc Mineral Resource, both assuming $3.35 per pound copper, $0.90 per pound lead and $1.15 per pound zinc.

u.	Pascua-Lama project – $1,500 per ounce gold, $18.75 per ounce silver and $3.50 per pound copper.

v.	Peñasquito mine - $1,600 per ounce gold, $23.00 per ounce silver, $1.20 per pound lead and $1.45 per pound zinc.

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w.	Salobo mine – 0.25% copper equivalent cut-off assuming $1,450 per ounce gold and $3.40 per pound copper.

x.	San Dimas mine – 165 grams per tonne silver equivalent cut-off assuming $1,800 per ounce gold and $25.00 per ounce silver.

y.	Santo Domingo project - 0.125% copper equivalent cut-off assuming $3.50 per pound copper, $1,300 per ounce gold and $99 per tonne iron.

z.

Stillwater mines – combined platinum and palladium cut-off of 3.77 grams per tonne for Stillwater, 6.86 grams per tonne for East Boulder sub-level extraction and 1.71 grams per tonne for East Boulder Ramp & Fill.

aa.	Stratoni mine – NSR cut-off of $200 per tonne assuming $2.75 per pound copper, $0.91 per pound lead, $1.04 per pound zinc and $17.00 per ounce silver.

bb.

Sudbury mines - $1,200 to $1,373 per ounce gold, $6.07 to $8.16 per pound nickel, $2.38 to $3.18 per pound copper, $1,150 to $1,225 per ounce platinum, $750 to $1,093 per ounce palladium and $12.47 to $20.41 per pound cobalt.

cc.	Toroparu project – 0.50 grams per tonne gold cut-off for open pit and 1.5 grams per tonne for underground assuming $1,650 per ounce gold.

dd.	Voisey’s Bay mines – NSR cut-off of Cdn $28 per tonne for Discovery Hill and Cdn $230 per tonne for Reid Brook, all assuming $3.40 per pound copper, $8.16 per pound nickel and $22.68 per pound cobalt.

ee.

Zinkgruvan mine – NSR cut-offs ranging from SEK 515 to 710 per tonne depending on area and mining method for the zinc Mineral Resources and NSR cut-offs ranging from SEK 580 to 600 per tonne for the copper Mineral Resources assuming $3.35 per pound copper and $0.90 per pound lead and $1.15 per pound zinc.

10.	The scientific and technical information in these tables regarding the Antamina, Peñasquito and Salobo mines were sourced by the Company from the following filed documents:

a.	Antamina – Teck Resources Annual Information Form filed on SEDAR + as of February 21, 2023,

b.	Peñasquito – Newmont’s December 31, 2022 Resources and Reserves press release dated February 23, 2023, and

c.	Salobo – Vale has filed a technical report summary for the Salobo Mine, which is available on Edgar at https://www.sec.gov/Archives/edgar/data/0000917851/000110465922040322/tm2210823d1_6k.htm.

The Company QP’s have approved this partner disclosed scientific and technical information in respect of the Company’s Mineral Resource and Mineral Reserve estimates for the Antamina mine, Peñasquito mine and Salobo mine.

11.

The Company’s attributable Mineral Resources and Mineral Reserves for the Antamina silver interest, Cozamin silver interest, Marmato gold and silver interests, Santo Domingo gold interest, Blackwater gold and silver interests, Marathon gold and platinum interests, Sudbury gold interest, Fenix gold interest, Goose gold interest, Curipamba gold and silver interests, Stillwater palladium interest, Cangrejos gold interest and Voisey’s Bay cobalt interest have been constrained to the production expected for the various contracts.

12.

The Company has the option in the Early Deposit agreements, to terminate the agreement following the delivery of a feasibility study or if feasibility study has not been delivered within a required time frame.

13.

The Stillwater precious metals purchase agreement provides that effective July 1, 2018, Sibanye-Stillwater will deliver 100% of the gold production for the life of the mines and 4.5% of palladium production until 375,000 ounces are delivered, 2.25% of palladium production until a further 175,000 ounces are delivered and 1.0% of the palladium production thereafter for the life of the mines. Attributable palladium Mineral Reserves and Mineral Resources have been calculated based upon the 4.5% / 2.25% / 1.0% production entitlements.

The Stillwater mine has been in operation since 1986 and the East Boulder mine since 2002. Individual grades for platinum, palladium, gold and rhodium are estimated using ratios applied to the combined platinum plus palladium grades based upon average historic production results provided to the Company as of the date of this document. As such, the Attributable Mineral Resource and Mineral Reserve palladium and gold grades for the Stillwater mines have been estimated using the following ratios:

a.	Stillwater mine: Pd = (Pt + Pd) / (1/3.51 + 1) and Au = (Pd + Pt) x 0.0238

b.	East Boulder mine: Pd = (Pt + Pd) / (1/3.60 + 1) and Au = (Pd + Pt) x 0.0323

14.

Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated.

15.

The Marmato PMPA provides that Aris Gold Corp will deliver 10.5% of the gold production until 310 thousand ounces are delivered and 5.25% of gold production thereafter, as well as, 100% of the silver production until 2.15 million ounces are delivered and 50% of silver production thereafter. Attributable reserves and resources have been calculated on the 10.5% / 5.25% basis for gold and 100% / 50% basis for silver.

16.

The Company’s PMPA with Aris Mining, is an Early Deposit agreement, whereby the Company will be entitled to purchase 10% of the gold production and 50% of the silver production from the Toroparu project for the life of mine.

17.	The Company’s agreement with Chesapeake Gold Corp (Chesapeake) is a royalty whereby the Company will be entitled to a 0.5% net smelter return royalty.

18.

The Antamina PMPA in respect to the Antamina mine (November 3, 2015) provides that Glencore will deliver silver equal to 33.75% of the silver production until 140 million ounces are delivered and 22.5% of silver production thereafter. Attributable reserves and resources have been calculated on the 33.75% / 22.5% basis.

19.	The Company only has the rights to silver contained in concentrates containing less than 15% copper at the Aljustrel mine.

20.

The Cozamin PMPA provides that Capstone will deliver silver equal to 50% of the silver production until 10 million ounces are delivered and 33% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 50% / 33% basis.

21.	The Rosemont mine Mineral Resources and Mineral Reserves do not include the Oxide material from Rosemont or the Leach material from Copper World.

22.

The Voisey’s Bay cobalt PMPA provides that Vale will deliver 42.4% of the cobalt production until 31 million pounds are delivered to the Company and 21.2% of cobalt production thereafter, for the life of the mine. Attributable reserves and resources have been calculated on the 42.4% / 21.2% basis.

23.

The Company’s PMPA with Panoro is an Early Deposit agreement, whereby the Company will be entitled to purchase 100% of the silver production and 25% of the gold production from the Cotabambas project until 90 million silver equivalent ounces have been delivered, at which point the stream will drop to 66.67% of silver production and 16.67% of gold production for the life of mine.

24.

The Company’s PMPA with Golden Predator Exploration Ltd., a subsidiary of Sabre Gold Mines Corp., is a royalty, whereby the Company will be entitled to a 2.0% net smelter return royalty for the first 600,000 ounces of gold produced from the Brewery Creek mine, above which the NSR

WHEATON PRECIOUS METALS 2023 2ND QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [43]

will increase to 2.75%. Sabre has the right to repurchase 0.625% of the increased NSR by paying the Company Cdn $2.0M. Attributable resources have been calculated on the 2.0% / 2.75% basis.

25.

The Santo Domingo PMPA provides that Capstone will deliver gold equal to 100% of the gold production until 285,000 ounces are delivered and 67% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 100% / 67% basis.

26.

The Fenix PMPA provides that Rio2 will deliver gold equal to 6% of the gold production until 90,000 ounces are delivered, then 4% of the gold production until 140,000 ounces are delivered and 3.5% thereafter for the life of the mine. Attributable reserves and resources have been calculated on this 6% / 4% / 3.5% basis.

27.

The Blackwater silver and gold stream agreements provide that Artemis will deliver respectively silver and gold equal to (i) 50% of the payable silver production until 17.8 million ounces are delivered and 33% thereafter for the life of the mine, and (ii) 8% of the payable gold production until 464,000 ounces are delivered and 4% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 50% / 33% basis for silver and 8% / 4% basis for gold.

28.

The Marathon PMPA provides that Generation will deliver 100% of the gold production until 150 thousand ounces are delivered and 67% thereafter for the life of the mine and 22% of the platinum production until 120 thousand ounces are delivered and 15% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 100% / 67% basis for gold and 22% / 15% basis for platinum.

29.

The Curipamba PMPA provides that Adventus will deliver silver and gold equal to 75% of the silver production until 4.6 million ounces are delivered and 50% thereafter for the life of the mine and 50% of the gold production until 150 thousand ounces are delivered and 33% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 75% / 50% basis for silver and 50% / 33% basis for gold.

30.

In connection with Sabina’s exercise of its option to repurchase 33% of the gold stream on a change in control, the gold delivery obligations under the Company’s PMPA with Sabina, a subsidiary of B2 Gold, were reduced so that Sabina will deliver gold equal to 2.78% of the gold production until 87.1 thousand ounces are delivered, then 1.44% until 134 thousand ounces are delivered and 1.0% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 2.78% / 1.44% / 1.0% basis.

31.

The Cangrejos PMPA provides that Lumina Gold will deliver gold equal to 6.6% of the gold production until 0.7 million ounces are delivered and 4.4% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 6.6% / 4.4% basis.

32.

Precious metals and cobalt are by-product metals at all of the Mining Operations, other than gold at the Marmato mine, Toroparu project, Fenix project, Goose project and Blackwater project, silver at the Loma de La Plata zone of the Navidad project and palladium at the Stillwater mines, and therefore, the economic cut off applied to the reporting of precious metals and cobalt reserves and resources will be influenced by changes in the commodity prices of other metals at the mines.

Statements made in this section contain forward-looking information. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

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Cautionary Note Regarding Forward-Looking Statements

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to:

●	the resolution of the labour dispute and resumption of operations at Peñasquito;
●	the future price of commodities;
●	the estimation of future production from Mining Operations (including in the estimation of production, mill throughput, grades, recoveries and exploration potential);
●	the estimation of mineral reserves and mineral resources (including the estimation of reserve conversion rates and the realization of such estimations);
●	the commencement, timing and achievement of construction, expansion or improvement projects by Wheaton’s PMPA counterparties at Mining Operations;
●

the payment of upfront cash consideration to counterparties under PMPAs, the satisfaction of each party’s obligations in accordance with PMPAs and royalty arrangements and the receipt by the Company of precious metals and cobalt production in respect of the applicable Mining Operations under PMPAs or other payments under royalty arrangements;

●

the ability of Wheaton’s PMPA counterparties to comply with the terms of a PMPA (including as a result of the business, mining operations and performance of Wheaton’s PMPA counterparties) and the potential impacts of such on Wheaton;

●	future payments by the Company in accordance with PMPAs, including any acceleration of payments;
●	the costs of future production;
●	the estimation of produced but not yet delivered ounces;
●	the impact of epidemics (including the COVID-19 virus pandemic), including the potential heightening of other risks;
●	the future sales of Common Shares under, the amount of net proceeds from, and the use of the net proceeds from, the ATM Program;
●	continued listing of the Common Shares on the LSE, NYSE and TSX;
●	any statements as to future dividends;
●	the ability to fund outstanding commitments and the ability to continue to acquire accretive PMPAs;
●	projected increases to Wheaton’s production and cash flow profile;
●	projected changes to Wheaton’s production mix;
●	the ability of Wheaton’s PMPA counterparties to comply with the terms of any other obligations under agreements with the Company;
●	the ability to sell precious metals and cobalt production;
●	confidence in the Company’s business structure;
●	the Company’s assessment of taxes payable or receivable and the impact of the CRA Settlement;
●	possible CRA domestic audits for taxation years subsequent to 2016 and international audits;
●	the Company’s assessment of the impact of any tax reassessments;
●	the Company’s intention to file future tax returns in a manner consistent with the CRA Settlement;
●	the Company’s climate change and environmental commitments; and
●	assessments of the impact and resolution of various legal and tax matters, including but not limited to audits.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, “potential”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:

●	risks related to the ongoing labour dispute and suspension of operations at Peñasquito;
●	the satisfaction of each party’s obligations in accordance with the terms of the Company’s PMPAs or royalty arrangements;
●	risks associated with fluctuations in the price of commodities (including Wheaton’s ability to sell its precious metals or cobalt production at acceptable prices or at all);
●

risks related to the Mining Operations (including fluctuations in the price of the primary or other commodities mined at such operations, regulatory, political and other risks of the jurisdictions in which the Mining Operations are located, actual results of mining, risks associated with exploration, development, operating, expansion and improvement at the Mining Operations, environmental and

WHEATON PRECIOUS METALS 2023 2ND QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [45]

economic risks of the Mining Operations, and changes in project parameters as Mining Operations plans continue to be refined);
●

absence of control over the Mining Operations and having to rely on the accuracy of the public disclosure and other information Wheaton receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business;

●	risks related to the uncertainty in the accuracy of mineral reserve and mineral resource estimation;
●

risks related to the satisfaction of each party’s obligations in accordance with the terms of the Company’s PMPAs, including the ability of the companies with which the Company has PMPAs to perform their obligations under those PMPAs in the event of a material adverse effect on the results of operations, financial condition, cash flows or business of such companies, any acceleration of payments, estimated throughput and exploration potential;

●	risks relating to production estimates from Mining Operations, including anticipated timing of the commencement of production by certain Mining Operations;
●

Wheaton’s interpretation of, or compliance with, or application of, tax laws and regulations or accounting policies and rules, being found to be incorrect or the tax impact to the Company’s business operations being materially different than currently contemplated;

●	any challenge or reassessment by the CRA of the Company’s tax filings being successful and the potential negative impact to the Company’s previous and future tax filings;
●	risks in assessing the impact of the CRA Settlement (including whether there will be any material change in the Company’s facts or change in law or jurisprudence);
●

risks related to any potential amendments to Canada’s transfer pricing rules under the Income Tax Act (Canada) that may result from the Department of Finance’s consultation paper released June 6, 2023;

●

risks relating to the potential implementation of a 15% global minimum tax, including the draft legislation issued for consultation by the Canadian Federal Government on August 4, 2023 that would apply to the income of the Company’s non-Canadian subsidiaries;

●	counterparty credit and liquidity risks;
●	mine operator and counterparty concentration risks;
●	indebtedness and guarantees risks;
●	hedging risk;
●	competition in the streaming industry risk;
●	risks related to claims and legal proceedings against Wheaton or the Mining Operations;
●	risks relating to security over underlying assets;
●	risks related to governmental regulations;
●	risks related to international operations of Wheaton and the Mining Operations;
●	risks relating to exploration, development, operating, expansions and improvements at the Mining Operations;
●	risks related to environmental regulations;
●	risks related to climate change;
●	the ability of Wheaton and the Mining Operations to obtain and maintain necessary licenses, permits, approvals and rulings;
●	the ability of Wheaton and the Mining Operations to comply with applicable laws, regulations and permitting requirements;
●	lack of suitable supplies, infrastructure and employees to support the Mining Operations;
●

inability to replace and expand mineral reserves, including anticipated timing of the commencement of production by certain Mining Operations (including increases in production, estimated grades and recoveries);

●	uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations;
●	risks associated with environmental, social and governance matters;
●	the ability of Wheaton and the Mining Operations to obtain adequate financing;
●	the ability of the Mining Operations to complete permitting, construction, development and expansion;
●	challenges related to global financial conditions;
●	risks related to Wheaton’s acquisition strategy;
●	risks of significant impacts on Wheaton or the Mining Operations as a result of an epidemic (including the COVID-19 virus pandemic);
●	risks related to the market price of the Common Shares of Wheaton;
●	risks associated with multiple listings of the Common Shares on the LSE, NYSE and TSX;
●	risks associated with a possible suspension of trading of Common Shares;
●	risks associated with the sale of Common Shares under the ATM Program, including the amount of any net proceeds from such offering of Common Shares and the use of any such proceeds;
●	risks associated with the ability to achieve climate change and environmental commitments at Wheaton and at the Mining Operations;
●	equity price risks related to Wheaton’s holding of long-term investments in other companies;
●	risks related to interest rates;

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●	risks related to the declaration, timing and payment of dividends;
●	the ability of Wheaton and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel;
●	risks relating to activist shareholders;
●	risks relating to reputational damage;
●	risks relating to unknown defects and impairments;
●	risks related to ensuring the security and safety of information systems, including cyber security risks;
●	risks related to the adequacy of internal control over financial reporting;
●	risks related to fluctuations in commodity prices of metals produced from the Mining Operations other than precious metals or cobalt;
●	risks relating to future sales or the issuance of equity securities; and
●

other risks discussed in the section entitled “Description of the Business – Risk Factors” in Wheaton’s most recent Annual Information Form available on SEDAR+ at www.sedarplus.ca, and in Wheaton’s Form 40-F and Form 6-Ks, all on file with the U.S. Securities and Exchange Commission in Washington, D.C. and available on EDGAR (the “Disclosure”).

Forward-looking statements are based on assumptions management currently believes to be reasonable, including but not limited to:

●	that the labour dispute at Peñasquito will resolve and operations will resume by the end of the third quarter of 2023;
●	that there will be no material adverse change in the market price of commodities;
●	that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates;
●	that the mineral reserves and mineral resource estimates from Mining Operations (including reserve conversion rates) are accurate;
●	that each party will satisfy their obligations in accordance with the PMPAs;
●	that Wheaton will continue to be able to fund or obtain funding for outstanding commitments;
●	that Wheaton will be able to source and obtain accretive PMPAs;
●	that neither Wheaton nor the Mining Operations will suffer significant impacts as a result of an epidemic (including the COVID-19 virus pandemic);
●

that any outbreak or threat of an outbreak of a virus or other contagions or epidemic disease will be adequately responded to locally, nationally, regionally and internationally, without such response requiring any prolonged closure of the Mining Operations or having other material adverse effects on the Company and counterparties to its PMPAs;

●

that the trading of the Common Shares will not be adversely affected by the differences in liquidity, settlement and clearing systems as a result of multiple listings of the Common Shares on the LSE, the TSX and the NYSE;

●	that the trading of the Company’s Common Shares will not be suspended;
●	that expectations regarding the resolution of legal and tax matters will be achieved (including CRA audits involving the Company);
●	that Wheaton has properly considered the application of Canadian tax law to its structure and operations;
●	that Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax law;
●	that Wheaton’s application of the CRA Settlement is accurate (including the Company’s assessment that there has been no material change in the Company’s facts or change in law or jurisprudence);
●

that any sale of Common Shares under the ATM Program will not have a significant impact on the market price of the Common Shares and that the net proceeds of sales of Common Shares, if any, will be used as anticipated;

●	the estimate of the recoverable amount for any PMPA with an indicator of impairment; and
●	such other assumptions and factors as set out in the Disclosure.

Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing investors with information to assist them in understanding Wheaton’s expected financial and operational performance and may not be appropriate for other purposes. Any forward looking statement speaks only as of the date on which it is made. Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

WHEATON PRECIOUS METALS 2023 2ND QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [47]

Cautionary Language Regarding Reserves And Resources

For further information on Mineral Reserves and Mineral Resources and on Wheaton more generally, readers should refer to Wheaton’s Annual Information Form for the year ended December 31, 2022 and other continuous disclosure documents filed by Wheaton since January 1, 2023, available on SEDAR+ at www.sedarplus.ca. Wheaton’s Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources:

The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”). NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to U.S. companies. For example, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards of the SEC generally applicable to U.S. companies. Accordingly, information contained herein that describes Wheaton’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are urged to consider closely the disclosure in Wheaton’s Form 40-F, a copy of which may be obtained from Wheaton or from http://www.sec.gov/edgar.html.

WHEATON PRECIOUS METALS 2023 2ND QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [48]

CORPORATE

INFORMATION

CANADA – HEAD OFFICE

WHEATON PRECIOUS METALS CORP.

Suite 3500

1021 West Hastings Street

Vancouver, BC V6E 0C3

Canada

T: 1 604 684 9648

F: 1 604 684 3123

CAYMAN ISLANDS OFFICE

Wheaton Precious Metals International Ltd.

Suite 300, 94 Solaris Avenue

Camana Bay

P.O. Box 1791 GT, Grand Cayman

Cayman Islands KY1-1109

STOCK EXCHANGE LISTING

Toronto Stock Exchange: WPM

New York Stock Exchange: WPM

London Stock Exchange: WPM

DIRECTORS

GEORGE BRACK, Chair

JAIMIE DONOVAN

PETER GILLIN

CHANTAL GOSSELIN

JEANE HULL

GLENN IVES

CHARLES JEANNES

MARILYN SCHONBERNER

RANDY SMALLWOOD

OFFICERS

RANDY SMALLWOOD

President & Chief Executive Officer

CURT BERNARDI

Senior Vice President,

Legal & Corporate Secretary

GARY BROWN

Senior Vice President

& Chief Financial Officer

PATRICK DROUIN

Senior Vice President,

Sustainability & Investor Relations

HAYTHAM HODALY

Senior Vice President,

Corporate Development

TRANSFER AGENT

TSX Trust Company

1600 – 1066 West Hastings Street

Vancouver, BC V6E 3X1

Toll-free in Canada and the United States:

1 800 387 0825

Outside of Canada and the United States:

1 416 682 3860

E: shareholderinquiries@tmx.com

AUDITORS

Deloitte LLP

Vancouver, BC

INVESTOR RELATIONS

PATRICK DROUIN

Senior Vice President,

Sustainability & Investor Relations

T: 1 604 684 9648       TF: 1 844 288 9878

E: info@wheatonpm.com

Wheaton Precious Metals is a trademark of Wheaton Precious Metals Corp. in Canada, the United States and certain other jurisdictions.

Wheaton Precious Metals Corp.
Suite 3500 - 1021 West Hastings St.
Vancouver, BC Canada V6E 0C3

T: 1 604 684 9648
F: 1 604 684 3123

TSX | NYSE | LSE : WPM
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